OREZONE RESOURCES INC.

MINERAL RESOURCE ESTIMATION
OF THE BONDI GOLD PROJECT

Prepared by:

Project No. 24019	555 René Lévesque Blvd.
November 2004	3rd Floor
Montreal, Quebec
H2Z 1B1

Orezone Resources Inc.
Mineral Resource Estimation of the Bondi Gold Project

PROJECT NO. 24019

MINERAL RESOURCE ESTIMATION
OF THE BONDI GOLD PROJECT

PREPARED BY:
Guy Saucier, Eng.
Senior Geological Engineer

VERIFIED BY:
Mary Jean Buchanan, Eng., M. Env.
Senior Geological Engineer

November 2004 QPF-009-13 A

TABLE OF CONTENTS

EXECUTIVE SUMMARY

1.0	INTRODUCTION AND TERMS OF REFERENCE		1
	1.1	Introduction	1
	1.2	Scope of Work	1
	1.3	Basis of the Report	1
	1.4	Units	2
	1.5	Met-Chem’s Qualifications	2
2.0	DISCLAIMER		4
3.0	PROPERTY DESCRIPTION AND LOCATION		5
	3.1	Property Description	5
	3.2	Title	5
	3.3	Environmental Consideration	6
4.0	ACCESSIBILITY, CLIMATE AND INFRASTRUCTURE		8
5.0	HISTORY		9
6.0	GEOLOGICAL SETTING		10
	6.1	Local Geology	10
	6.2	Intrusive Rocks	11
	6.3	Structural Geology	12
7.0	DEPOSIT TYPES		16
8.0	EXPLORATION AND DRILLING CAMPAIGN 2003-2004		17
	8.1	Exploration	17
	8.2	Drilling	18
	8.3	Field Survey	18
9.0	SAMPLING METHOD AND APPROACH		19
	9.1	Reverse Circulation (RC) Drilling	19
	9.2	Diamond Drilling (DD)	19
10.0	SAMPLE PREPARATION AND ASSAYS		20
	10.1	Preparation Facility – Quality Control Procedures	20
	10.2	Transworld Laboratories – Analytical Procedure	20
11.0	DATA VERIFICATION		22
	11.1	Blank	22
	11.2	Standards (Orezone)	22
	11.3	Standards (Transworld)	23
	11.4	Duplicates (Orezone)	23
	11.5	Re-Sampling	24
12.0	MINERAL PROCESSING AND METALLURGY		30
13.0	MINERAL RESOURCES ESTIMATION		31
	13.1	Introduction	31
	13.2	Database	31
	13.3	Mineralization	31
	13.4	Data	32
	13.5	Specific Gravity	35
	13.6	Capping of High Grade Values	35
	13.7	Block Modelling	39
	13.8	Grade Interpolation	39
	13.9	Mineral Resources Classification	39
	13.10	Previous Mineral Resources Estimates	42
14.0	CONCLUSIONS AND RECOMMENDATIONS		47
15.0	CERTIFICATE OF QUALIFICATIONS		48

i

List of Tables

Table 1.1 – List of Abbreviations	2
Table 3.1 – Permit Coordinates	5
Table 3.2 – Permit Details	5
Table 8.1 – Summary of Exploration Works	17
Table 11.1 - Bondi Main Zone Re-sampling Results	25
Table 13.1 – Drill Hole Database	31
Table 13.2 - Drill hole intersection of the Bondi Zone	34
Table 13.3 – Au Grade Capping Comparison	35
Table 13.4 – Indicated Mineral Resources	40
Table 13.5 – Inferred Mineral Resources	41

List of Figures

Figure 3.1 – Bondigui Permit Location – Burkina Faso	7
Figure 6.1 - Regional Geology	13
Figure 6.2 - Interpreted Magnetic Survey	14
Figure 6.3 – Local Geology	15
Figure 10.1 - Sample Analysis Flow Sheet	21
Figure 11.1 - Orezone Standard (STD1)	26
Figure 11.2 - Orezone Standard (STD4)	27
Figure 11.3 - Transworld Standard (STD06) – Deviations from expected value	28
Figure 11.4 -Correlation - Duplicates Vs Original values	29
Figure 13.1 - Gold Distribution Histogram within Bondi Zone	33
Figure 13.2 - Geological Section @ 3050N	36
Figure 13.3 - Geological Section @ 3275N	37
Figure 13.4 - Geological Section @ 3400N	38
Figure 13.5 - Variogram	43
Figure 13.6 - Block Model Plan View-Elevation 220	44
Figure 13.7 - Block Model Plan View-Elevation 250	45
Figure 13.8 - Block Model Plan View-Elevation 270	46

List of Appendices

Appendix A – CIMM – Standards on Mineral Resources and Mineral Reserves Definition Guidelines	49
Appendix B - Reference	50
Appendix C – Arrêté ministériel	51
Appendix D - QC Table	54
Appendix E – Block Model Attributes	55
Appendix F - Photographs	56

ii

EXECUTIVE SUMMARY

EXECUTIVE SUMMARY

The 340 km² Bondigui Permit is located in the Houndé greenstone belt in southwestern Burkina Faso. It lies directly south of the Intiédougou property where Orezone has discovered several gold bearing zones. The Bondigui property lies along strike of this mineralization and holds a good potential for hosting a gold deposit.

An exploration program was initiated in 1999 from a high resolution aeromagnetic survey over the property. This allowed Orezone to prioritize the regional scale soil sampling to those areas that are similar to the mineralization at Intiédougou. A 1355 soil sampling program was performed over two high priority areas. The Northern block was surveyed at 200 metre centres while the southern block was surveyed at 500 metre centres. Results of this soil program indicate an anomalous corridor along the contact of the Eastern Volcanic Domain and the Tarkwa Sedimentary Basin. Several ancient orpaillage sites were discovered in the process. Follow up soil geochemistry work defined 2 gold in soil anomalous areas. Target Area 1 and Target Area 2 were then trenched in 2002 for 1418m. The first pass of drilling consisted of 2250m of Reverse Circulation (RC) in early 2003. Target Area 2 returned significant values (Hole BDRC24: 54 m of 3.25 g/t) in the first phase of drilling leading to a continued drilling phase to present. By the end of May 2004, 215 holes were drilled on the Bondigui property with 136 of these on Target Area 2, also known as the Main Zone or Bondi Zone. In total 13,612 m of RC drilling, 2,673 m of core drilling, 16,991 drill samples and 2,988 soil samples have been executed.

Met-Chem’s expert visited the site in June 2004 to audit relevant project data and interview project personnel. In Met-Chem’s opinion, the project is well managed and the drill hole database is considered reliable for the purpose of the resources estimation.

The Bondi Zone could be described as an altered and sheared corridor of 5-50 meters wide, with a known horizontal extension of 800 meters and a vertical one of 150 m. Quite often the auriferous envelop splits in two sub-zones separated by a lower grade area.

The present resources estimation has been conducted by using thirty-two (32) geological cross-sections spaced at 25 m. Subsequently, a solid wire frame model has been developed using each section envelopes. A 3-D Block Model has been created and Au Grade have been interpolated using cubic inverse weighed distance (IWD3).

As can be seen in Table 1, Indicated Resources above 0.50 g/t total 1,761,822 tonnes at 2.88 g/t Au and Inferred Resources above 0.50 g/t total 446,378 tonnes at 2.41 g/t Au.

In Met-Chem’s opinion, the Bondi Main Zone provides good exploration potential for increasing the current mineral resources and this project warrants further work.

Table 1 – Bondi Gold Project – Classified Mineral Resources
(Cut-Off Grade 0.50 g/t Au)

Classification	Tonnage (Tonnes)	Gold Grade Au/g/t	Gold Content (Ounce)
Indicated	1,761,822	2.88	163,134
Inferred	446,378	2.41	34,587
Total	2,208,200	2.78	197,721

SECTION 1

INTRODUCTION AND TERMS OF REFERENCES

1.0          INTRODUCTION AND TERMS OF REFERENCE

1.1          Introduction

This report has been written as an independent technical document to report on the estimated gold resources at the Bondi Main Zone located on Orezone Resources (Orezone) Bondigui project in Burkina Faso. The classification of the resource conforms to the NI 43-101 recognized CIM criteria listed in Appendix A.

1.2                               Scope of Work

Met-Chem Canada Inc. (Met-Chem) have been retained by Orezone to produce an independent technical report on the Bondigui mineral resources which would be in accordance with the National Instrument 43-101 Guidelines.

To perform these tasks, Met-Chem has followed the following methodology:

•                                          Site visit;

•                                          Examination of available drill core and reverse circulation cuttings;

•                                          Meeting with exploration personnel;

•                                          Review of drill holes database;

•                                          Review of analytical procedures;

•                                          Review of the geological interpretation done by Orezone;

•                                          Audit of the Geological 3-D Model done by Andrew Daniels of GeoVector Management Inc. (Nepean, On.);

•                                          Review of the Resources Estimation based on these data;

•                                          Resources Classification in accordance with the “Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Minerals Reserves Definition Guidelines”.

1.3                               Basis of the Report

This report is based on the following data made available to Met-Chem by Orezone:

•                                          Drill holes database;

•                                          Geological interpretation performed by Orezone geologists on thirty-two (32) geological cross-sections;

•                                          Historical review of the Project;

•                                          Site visit made at the Bondigui site by Mr. Guy Saucier, Eng. on June 8th and 9th, 2004;

•                                          Drill core and cuttings examination;

•                                          Visit to the preparation laboratory (QPS) in Ouagadougou on June 10th, 2004;

•                                          Discussions held with Jeff Ackert, Vice President Exploration and with Dr. Pascal F. Marquis, PhD, Regional Manager, both working for Orezone and both Qualified Persons;

•                                          Telephone discussions held with Andrew Daniels, Consulting Geologist working for GeoVector Management Inc.;

•                                          Computerised data provided by Orezone in MS-ACCESS, DXF, and ASCII Format;

•                                          Various reports listed in Appendix B.

1.4          Units

All units are metric and the following table shows abbreviations used in this report.

Table 1.1 – List of Abbreviations

Abbreviation	Meaning
tonnes or t	metric tonnes
tons	short tons (0.907185 tonnes)
Mt	millions of metric tonnes
kg	kilograms
g	grams
oz	ounce (31.1035 grams)
g/t	grams/tonne or ppm
ppm, ppb	parts per million, parts per billion
m	metres
km	kilometres
m3	cubic metres
s.g.	specific gravity

1.5          Met-Chem’s Qualifications

Met-Chem Canada Inc. (Met-Chem) is based in Montreal and was incorporated in October 1969 as a Canadian subsidiary of UEC Technologies LLC which is part of U.S. Steel Corporation, Pittsburgh, Pennsylvania.

Since then, Met-Chem’s mandate has been to offer a complete range of consulting and engineering services to the mining industry. Including exploration, geological, resources evaluation, mine design, and process design, etc.

This technical report has been prepared by Guy Saucier, a geological engineer registered with “l’Ordre des Ingénieurs du Québec”. He has over twenty (20) years of experience in mining and geological engineering related to exploration, mining development, and operation. He has participated in numerous feasibility studies related to gold, base metals, iron ore, coal, bauxite and industrial minerals. Specific expertise includes exploration campaign, resources calculation and audit geological modelling and mine planning.

SECTION 2

DISCLAIMER

2.0          DISCLAIMER

The present report is directed solely to the development and presentation of data and recommendations to permit Orezone to reach informed decisions. While the study was performed by competent individuals, Orezone acknowledges that the Services of Met-Chem are advisory only and that Met-Chem disclaims any liability for losses, damages, and claims which may results or be alleged to result from any application or use that Orezone and/or others may make of such information and data.

Orezone hereby waives releases and agrees to hold harmless and indemnify Met-Chem from and against any and all liability for all losses, damages, and claims arising as a result of any act or failure to act by Orezone or others based on such information, data and/or recommendations supplied by Met-Chem hereunder.

Met-Chem did not conduct an in-depth review of mineral title and ownership; consequently, no opinion will be expressed by Met-Chem on this subject. The title ownership and status information documented in this report was obtained from information provided by Orezone. Met-Chem does not accept any responsibility for errors pertaining to this information.

It should also be understood that the Mineral Resources presented in this report is an estimate of the size and grade of the deposit based on limited sampling and on assumptions and parameters available at the time of writing this report. Consequently, this estimation will change, as additional information becomes available.

SECTION 3

PROPERTY DESCRIPTION AND LOCATION

3.0          PROPERTY DESCRIPTION AND LOCATION

3.1          Property Description

The Bondigui Permit has an area of 340km² and is located at approximately WGS84, UTM Zone 30N 1,207,500N and 434,750E. (3° 33’ 14”W Longitude and 10° 55’ 00”N Latitude) in the Bougariba Province in southwest Burkina Faso. Originally staked in May of 1996 by local Burkinabe businessman El Hadji Barro Djanguinaba under Exploration Permit Arrete # 96/074/MEM/SG/DGMG/DG, the permit has been renewed in 2000 and again in 2004. The permit was acquired 100% from the businessman in 2003 and transferred to Orezone and has a validity period up to May 2006.

Table 3.1 – Permit Coordinates

Corner	Longitude	Latitude
A	03°37’46”W	11°00’00”N
B	03°26’14”W	11°00’00”N
C	03°31’05”W	10°50’00”N
D	03°39’42”W	10°50’00”N

Figure 3.1 shows the location of the property.

3.2          Title

Met-Chem did not review mineral title and ownership and as such does not express any opinion on their validity.

However, a copy of the “ARRETE MINISTERIEL” is provided in Appendix C.

The permit is in good standing under Arrete 03/032MCE/SG/DGMGC and is held 100% by Orezone Inc., a wholly owned subsidiary of Orezone Resources Inc. The exploration permit expires in May of 2006. At this time, an exploitation permit must be acquired in order to permit mining.

Yearly taxes on the 340 km² permit are 2,550,000 Cfa (CAN$6,375) with a minimum yearly exploration expenditure of 91,800,000 Cfa (CAN$229,500).

Table 3.2 – Permit Details

					Area	Taxes	Minimum Expense
Permis	Province(s)	Arrêté	Date	Expiration	Km2	Cfa	Cfa
Bondigui	Bougouriba	03/032MCE/SG/DGMGC	17-May-96	17-May-06	340	2,550,000	91,800,000

3.3          Environmental Consideration

Environmental liabilities to which the property may be subjected are unknown.

Figure 3.1 – Bondigui Permit Location – Burkina Faso

SECTION 4

ACCESSIBILITY, CLIMATE AND INFRASTRUCTURE

4.0          ACCESSIBILITY, CLIMATE AND INFRASTRUCTURE

The Bondigui permit is located in the southwest part of Burkina Faso, West Africa. The centre of the 340 km² property is located at WGS84, Zone 30N UTM 1,207,500N and 434,750E. The Bondigui project area is accessible by all weather roads. A tarmac road leads 220 km from Ouagadougou to the village of Pa on National Route 1 then south 90km to Diebougou. A well maintained lateritic gravel surface road (National Route 6) then leads 40km west to the village of Djarkadougou, which is located within the Bondi Main Zone area. It took approximately 4 hours to drive the distance between Ouagadougou and the site.

Alternatively, access from Burkina Faso’s second largest city of Bobo Dialasso is 20 km east on National Route 1 towards Ouagadougou and then 75 km east along National Route 6 to Djarkadougou. The site access road from Djarkadougou has been upgraded by Orezone to allow drill access during the rainy season.

The climate of this part of Burkina Faso is typical Sub-Saharan savannah, with 8 to 9 months of dry season and a rainy season from June to September. Average temperature is 32° C with average rainfall of 34 cm. Local agriculture occupies 20% of the permit area. No fields are located on the Bondi Main Zone. Lateritic cuirasse is visible over 30% of the project area, with alluvium and saprolite covering the remainder. Outcrop is rare within the Bondigui permit area.

Water is available through shallow surface wells and within the Bougariba River, 5 km from the Bondi Main Zone, which flows year-round and is a tributary to the Mouhoun (White Volta) River. Diesel generated electrical power is available in Bobo Dialasso and Diebougou. A World Bank sponsored hydro-electric generation plant is planned for Diebougou. The completion date for this is unknown.

SECTION 5

HISTORY

5.0          HISTORY

The Bondigui permit originally staked in 1996 had seen very little exploration work. A UNDP sponsored regional compilation of all known mineralized showings was commissioned but nothing significant was documented on this claim area. Artisanal mining was found in several areas where quartz veins were exploited at the surface by traditional means. As mentioned earlier in the text, the property was originally staked in May 1996 by local Burkinabe businessman El Hadji Barro Djanguinaba under Exploration Permit Arrete #96/074/MEM/SG/DGMG/DG. The permit has been renewed in 2000 and again in 2004. The permit was acquired 100 % from the businessman in 2003 and transferred to Orezone. It has a validity period of up to May 2006. Orezone Resources was the first company to do any type of serious exploration.

SECTION 6

GEOLOGICAL SETTING

6.0          GEOLOGICAL SETTING

The Bondigui, Intiédougou, Sébédougou, and Poyo exploration permits cover 1226 contiguous km2 of the N-S-trending Houndé Greenstone Belt. (Figure 6.1) The belt is of Lower Proterozoic age and comprises mafic to intermediate volcanic and volcano-sedimentary rocks, metasedimentary rocks and various felsic to mafic intrusions. A prominent, narrow belt of “Tarkwaian micro-conglomerates” runs the length of the Houndé Belt and is associated with a major fault system. Second- and third-order structures off this main break control numerous regional gold showings. (Kerr, 1999)

6.1          Local Geology

The Bondigui property is divisible into five, N to NNE-striking geological domains. From east to west, these include: (1) Basement Gneisses/Migmatites/Granites; (2) the apparently Eburnean(2130 to 2150 Ma) aged Bondigui Stock; (3) the Eastern Volcanic Domain; (4) the Tarkwa Sedimentary Basin; and (5) the Western Volcanic Domain.

The Eastern Volcanic Domain consists largely of massive, pillowed, and schistose andesitic lava flows and flow breccias, with minor interflow sedimentary horizons (siliceous siltstones). Stratigraphic tops may be to the north. These andesites are intruded by strongly-magnetic, subvolcanic diorite bodies and by various quartz-phyric rhyolite dykes and minor intrusions which are interpreted to be feeder dykes and hypabyssal intrusions related to overlying felsic volcanics.

In contrast, the less-deformed Western Volcanic Domain consists of a broad variety of supracrustal rocks, including (from east to west): (1) rhyolitic to rhyodacitic lavas, autoclastic to proximal epiclastic breccias (locally containing < 1% pyrite), and endogenous subvolcanic domes; (2) basaltic pyroclastic rocks (largely tuff breccias to lapilli tuffs) with local epidote-chlorite±pyrite mineralization; (3) an inferred belt of schistose rhyolitic ash/lapilli tuffs and related volcanosedimentary rocks and (4) siliceous andesitic lava flows and associated flow breccias, pyroclastic and proximal epiclastic fragmental rocks.

The age relationship between the Eastern and Western Volcanic Domains is uncertain but the Eastern Domain is tentatively regarded as the older of the two. This hypothesis is principally based on the deeper-water and monotonous petrochemical character of the eastern volcanic sequence (early shield-style volcanism rather than later, shoaled central volcanic complexes), and the presence of subvolcanic rhyolite intrusions in the eastern andesites which could correlate with the western felsic eruptive sequences.

The linear Tarkwa sedimentary belt which separates the two domains is interpreted to represent a major strike-slip, pull-apart basin (Temiskaming-type) that could have originated as an accretionary terrane boundary. The mature Tarkwa clastic sedimentary rocks comprise thickly-bedded arkosic to quartzitic gritstones and heterolithic pebbly conglomerates. Bedding dips toward the central axis of the basin and is steepest (to 60°) at the basin margins. The eastern contact of the Tarkwa Basin is considered to be an angular unconformity (locally faulted) whereas the opposite margin of the basin is typically in fault contact with the Western Volcanic Domain. Contrary to the government published geological map the Tarkwa sediments continue unbroken from north to south.

6.2          Intrusive Rocks

Surface geological mapping has documented very little intrusive rock on the Bondigui permit. Geophysics and government mapping has indicated the extent of the Bondigui stock and describes it as a medium grained biotite granite with dimensions of 12 km by 17 km. (Figures 6.2 and 6.3)

The Mogué stock on the northern boundary of the permit is documented as a granodiorite (±monzodiorite) This equigranular body is a post-mineralization composite intrusion with more mafic border phases, and is composed of plagioclase, quartz, alkali feldspar, hornblende and biotite.

Other intrusive bodies found in the general area within the Hounde belt consist of, from oldest to youngest:

a)                          quartz-phyric rhyolite feeder dykes and minor subvolcanic intrusions (as mentioned above, essentially synvolcanic in age).

b)                         equigranular, strongly magnetic, medium-grained diorite bodies which take the form of subvolcanic stocks or sills (late volcanic in age).

c)                          a suite of coarse-grained, holocrystalline granites (minor granodiorite to monzonite/monzodiorite) composed of K-feldspar, quartz, plagioclase, biotite (chloritized) and minor hornblende.

d)                         a suite of syntectonic albitized syenites including: pink to white fine grained syenite, feldspar porphyritic syenite, mafic monzosyenite, aplite and brick red medium-grained syenite. They have been observed as minor plugs and dykes in outcrop and drillcore and are closely associated with gold mineralization, carbonatization and pyritization of wallrocks at Intiedougou.

e)                          quartz-feldspar porphyry dykes which, though controlled by the same structures which control the syenitic dykes, are apparently post-mineral. They typically display weak carbonate-pyrite alteration and minor quartz veinlets.

f)                            granodiorite (±monzodiorite) stocks, in some cases K-feldspar porphyritic. These equigranular bodies are clearly post-mineral composite intrusions with more mafic border phases, and are composed of plagioclase, quartz, alkali feldspar, hornblende and biotite (Mougué Stock).

g)                         late hornblende-needle diorite, observed in drillcore at Intiedougou.

6.3                               Structural Geology

The consistent NNW structural grain which is perhaps most evident on aeromagnetic maps reflects the predominance of faulting and shearing over folding on the majority of the Hounde belt. The volcanic rocks of the Western and Eastern Domains and the Phyllitic Metasedimentary Rocks have undergone three major deformation stages. The Tarkwa sedimentary rocks were likely deposited between D2 and D3 but the basin developed along a reactivated regional structure, which dates back to the original tectonic accretion/assembly of the Houndé Greenstone Belt.

Figure 6.1 - Regional Geology

Legend
Bondi Main Zone
Orezone Resources Inc.
Regional Geology
Hounde Greenstone Belt
after Bumigeb 1974
N
S
W
E
430000 mE
440000 mE
450000 mE
460000 mE
Diarkadougou
Bladigui
Temena
Aucu
Ougaba

Figure 6.2 - Interpreted Magnetic Survey

Bondi Main Zone
BONDIGUI
STOCK
Legend
Dolo
Orezone Resources Inc.
Bondigui Project
Analytical Signal
Airborne Magnetics

Figure 6.3 – Local Geology

SECTION 7

DEPOSIT TYPES

7.0          DEPOSIT TYPES

Gold mining in West Africa dates from prehistoric times. Since the end of the 19th century, mining in the Birimian gold fields of Ghana, which adjoins Burkina Faso to the south, produced about 1,000 tons of gold. Most of the early production was alluvial gold mined by artisanal miners (orpaillage) from the weathered soil profile. Since the early 1900’s, gold has been produced increasingly from underlying primary mineralisation.

Most West African gold deposits occur in the Lower Proterozoic parts of the craton in sedimentary and volcano-sedimentary formations which have undergone multi-phase deformation, a setting analogous to many other gold-producing Precambrian greenstone belts in other parts of the world.

The West African Lower Proterozoic greenstone belts have produced world-class sized gold deposits. The Obuasi Mine of Ashanti Goldfields Corp. in Ghana has been in continuous production since 1897. In Burkina Faso, the majority of known gold prospects and deposits occur in two northeast trending Birimian belts, the Houndé greenstone belt and the Boromo greenstone belt, which are northerly extensions of auriferous belts in Ghana and Ivory Coast. There are four (4) different genetic types of gold occurrences in these belts:

•                                          Syngenetic gold associated with manganese in carbonaceous schists and stratabound sulphide, exhalites, felsic tuffs and pyritic cherts;

•                                          Structurally-controlled epigenetic gold vein deposits and gold-bearing shear zones with associated hydro-thermal alteration minerals;

•                                          Disseminated gold in felsic intrusives; and

•                                          Gold in eluvial, placer, and paleo-placer deposits.

The most important type of deposit in greenstone belts are shear-hosted multi-stage epigenetic vein deposits which usually contain polymetallic sulphides, and felsic stocks intruded into volcanoclastic piles. Typically, they host a collection of hydrothermal alteration minerals such as sericite, kaolinite, carbonate, and silica. Most of these deposits occur in volcanic or volcano-sedimentary terranes, and often contain structurally controlled gold-bearing veins as well (e.g., Bagassi, Arbinda, Semapoum and Margo). The eluvial and placer gold deposits in the Birimian belts, are usually exploited by traditional small-scale artisanal mining methods.

The largest gold deposit mined to date in Burkina Faso is the Filon Plaine at the Poura Mine, located in the Boromo greenstone belt, 115 km northeast of the Bondigui property. More than 600,000 oz of Gold has been mined at Poura since the 19th century, with mining at an industrial scale from 1939 to 1996.

SECTION 8

EXPLORATION AND DRILLING CAMPAIGN 2003-2004

8.0          EXPLORATION AND DRILLING CAMPAIGN 2003-2004

8.1          Exploration

An exploration program was initiated by Orezone in 1999 with a high resolution aeromagnetic survey over the property. This allowed Orezone to prioritize the regional scale soil sampling to those areas that are similar to the mineralization at Intiédougou. A 1355 soil sampling program was performed over two high priority areas. The Northern block was surveyed at 200 metre centres while the Southern block was surveyed at 500 metre centres. Results of this soil program indicate an anomalous corridor along the contact of the Eastern Volcanic Domain and the Tarkwa Sedimentary Basin.

Several ancient orpaillage sites were discovered in the process. Follow up soil geochemistry work defined 2 gold in soil anomalous areas. Target Area 1 and Target Area 2 were then trenched in 2002 with 1418m. The first pass of drilling consisted of 2250m of Reverse Circulation (RC) in early 2003. By the end of May 2004, a total of 215 holes have been drilled on the Bondigui property, the majority of them being drilled to test Target Area 2, also known as the Main Zone or Bondi Zone.

The following table summarised the work done by Orezone since 1999.

Table 8.1 – Summary of Exploration Works

Date	Type
1998-1999	High definition airborne magnetic and radiometric survey Soil survey (1355 samples) Geological Mapping (1/20000)

2000	Soil survey (367 samples)
2001	Soil survey (965 samples)
2002-2003	Geological mapping Rock Sampling (136 samples) Soil survey (301 samples) Trenching (17 trenches totalling 1418m) 41 RC totalling 2250m (Phase I) Mag Survey

2004 (up to May)	159 RC Holes + 15 diamond drill holes totalling 14035m (Phase II)

8.2          Drilling

After the definition of two (2) gold soil anomalous areas and trenching done in 2002, the first pass of drilling consisted of 41 holes totalling 2250m of Reverse Circulation (RC) in early 2003. As one of these target returned significant values (Hole BDRC24: 54 m of 3.25 g/t) in the first phase of drilling, this led to a continued drilling phase to present.

At the end of May 2004, a total of 215 holes have been drilled on the Bondigui property with the majority of them on Target Area 2, also known as the Main Zone or Bondi Zone. In total, 16,285 m of RC drilling has been done and 16991 samples have been analysed (including standards, duplicates and blanks). Out of these 215 holes, 102 holes intersect the Bondi Zone and were used to constitute the base of the present resources estimate. These 102 holes were drilled to test the Main Zone and were fully completed at the end of May in term of analyses received from the laboratory. Drilling has continued after May 2004, and all subsequent holes have not been used in the present estimate.

8.3          Field Survey

Drill holes pads are well identified in the field using a cement slab showing the hole number and the completion date. The holes have been surveyed by Orezone crew using GPS having a precision of about 0.5m in x,y direction. Elevation of the holes have been determined by projecting the collar to a topographic map. As the area is relatively flat (elevation varies from 280-300m), this surveying should be precise enough for the actual needs. However, it is strongly recommended that all holes should be accurately surveyed at the end of the program.

For the down-the-hole survey, a Reflex has been used down the open hole by an Orezone crew after the hole is completed. Readings on dip and azimuth have been taken every 25-50 meters.

SECTION 9

SAMPLING METHOD AND APPROACH

9.0          SAMPLING METHOD AND APPROACH

9.1          Reverse Circulation (RC) Drilling

Samples are collected every meter, stored in 200 µm-thick, 500 mm x 800 mm polypropylene bags, all labelled with Hole-ID and sampled interval.

Bagged material is transported to the campsite. Each bag is weighed with a scale (accuracy ± 0.5 kg) and the weight is booked. Each sample is then passed through stacked riffle splitters and a quarter-split fraction is collected and submitted to the preparation facility. The sub-sample is weighed with a scale (accuracy ± 0.05 kg) to obtain the desired 5.5 kg. A ticket number is assigned to the sample. The following information is booked in the sample book and tabulated: Sample Number, Date, Hole-Id, Interval, Sampler, Type of analysis requested.

Quality Control (QC) samples are assigned and inserted at this stage according to the procedure outlined in Section 11.0.

Samples are put in rice bags, clearly labelled and transported to the preparation facility (QPS) in Ouagadougou at regular intervals.

9.2          Diamond Drilling (DD)

The core is recovered by the drillers and stored in boxes with blocks inserted after each run indicating the depth of the hole. Core boxes are transported to the camp site where the core is oriented in the box to display clearly the angle between the dominant fabric (bedding, foliation,…) and the core axis. Unless too badly broken, core pieces are re-imbricated to facilitate the detection of possible core mix-up and the measurement of the position of specific geological features. Lithological contacts and other structural elements are then underlined on the core and the angle between planar elements and core axis is also reported on the core. Sample intervals are then marked using a standard 1-meter length, adjusted at the boundary of major units to respect lithological contacts, and tickets are placed under the core at the lower end of the sample. The core is photographed and then cut in half across the dominant fabric, so the bottom half of the core is identical to the upper half. The bottom half is kept as a witness sample, and the top half is submitted to the laboratory for analytical work. One ticket is left in the core box at the end of the sampled interval, and the second one goes into the bag with the sample to be submitted.

Samples are put in rice bags, clearly labelled and are transported to the preparation facility (QPS) in Ouagadougou at regular intervals.

The QC procedure (Section 11.0) is similar to the one for RC samples, except that no field duplicate (FD) is submitted.

SECTION 10

SAMPLE PREPARATION AND ASSAYS

10.0        SAMPLE PREPARATION AND ASSAYS

10.1        Preparation Facility – Quality Control Procedures

Upon receipt at the QPS facility, samples are unpacked and sorted. If any problem is encountered, i.e. damaged sample bag, missing samples, samples not mentioned on the work order, etc., then the manager must inform immediately Orezone’s representative.

The samples are first placed in a metal pan that has been blown off with compressed air and then covered with a sheet of clean paper to avoid the risk of cross-contamination. Once the sample is dried, it is transferred to a vertical continuous Keegor pulverizer, which has been blown off with compressed air, and the paper sheet is discarded. The entire sample is pulverized to achieve a very fine grind (> 90% passing -80µm). The sample is then recovered at the bottom of the pulverizer in a bucket-like receiver covered with a thin plastic bag to prevent cross-contamination.

Two (2) kgs sample is weighed and shipped to Transworld Laboratories in Tarkwa, Ghana. The remaining fraction is stored and will eventually be recovered by Orezone.

Between each sample, the following procedure is followed to prevent any significant cross-contamination:

Step 1: 250 g of barren sand is quickly passed through the pulverizer, which is then flushed and blown off with compressed air.

Step 2: Step 1 is repeated.

10.2        Transworld Laboratories – Analytical Procedure

Once received in Transworld Laboratory, the 2 kgs sample is weighed and poured into a roll bottle to which a leaching solution is added. The bottle is subsequently place on a bottle roller for twenty-four (24) hours. Gold content in the solution is determined using Atomic Absorption. For all the samples having a liquor grade over 1000ppb Au, the tail is washed, dried and pulverized. A sub-sample is taken and analyzed using a 50g Fire Assay.

The percentage of gold recovery (Au Content_Head-Au Content_Tail/Au Content_Head) is generally between 97% and 99%.

Figure 10.1 shows schematically the procedure followed by Transworld for the analysis of the Bondigui samples.

Figure 10.1 - Sample Analysis Flow Sheet

OREZONE	2 Kg BLEG PPB

2 kg Prepped sample ex-Burkina Sample Receival and sorting
Weigh and pour into roll bottle
Add: 30g $Ca(OH)_2$ 10g NaCN 2000 ml water
Place on Bottle roller - roll for 24 hours
Remove from roller and allow to settle for 2 hours
Filter 50ml sub sample into flask.
Wash Tails on all liquor grades =>1000 ppb Au
Extract into 6ml of DIBK by shaking
Dry tails, dissaggregate by pulveriser, homogenise by matrolling. Take 150g sub-sample by fractional shovelling
Determination of Au by Atomic Absorption
Fire Assay: 50g charge
Data Processing
Call for refilter of liquor or re-assay of tails
Report

SECTION 11

DATA VERIFICATION

11.0        DATA VERIFICATION

In addition to normal field samples(1), Quality Control samples are submitted to the laboratory according to the procedure outlined below. The general principle is that predefined numbers are assigned to QC samples of three categories: blank, standards and duplicates. A table of randomly generated numbers from 1 to 1000 is used to that effect (see Appendix D – QC Table): each random number from the table corresponds to a specific type of QC sample, and any ticket ending by that number is assigned that type of QC sample.

11.1        Blank

For each batch of 100 field samples, 1 blank (BLK) is added to the batch to be submitted to the laboratory. The blank material is made of eolian sand from Essakane camp. Several hundred kilograms of this material have been totally pulverized prior to the field campaign, bagged, clearly labelled BLK and stored at the preparation facility (QPS) in Ouagadougou. When the sampler encounters a number from the QC table that corresponds to a blank, the corresponding ticket number is booked as BLK, the tickets are put in an empty bag and the correspondence accompanying the order to QPS for the preparation services will specify that this sample bag must be filled with the proper mass(2) of BLK material stored at the QPS facility.

In total, 124 blanks were used by Orezone during the 2003-2004 drilling program up to May and from this amount 13 (10.4%) returned a value higher then 5 ppb.

In the same line of thinking, Transworld implemented a similar procedure in April 2004 and inserted a blank at about every 50 samples. In total, 150 blanks were inserted by Transworld, and they all return a value below the detection limit (1 ppb).

11.2        Standards (Orezone)

For each batch of 100 field samples, 1 standard (STD) is added to the batch to be submitted to the laboratory. The standard material is made of lithologies commonly encountered in the Essakan area. As for the blank, several hundreds of kg of the various standards have been totally pulverized prior to the field campaign, bagged, clearly labelled, and stored at the preparation facility (QPS) in Ouagadougou. The overall procedure for the insertion of the standard is similar to the one used for the blank, except that the sampler must choose a specific standard from a list of seven (7):

STD1: Heap-leached saprolite of mineralized metagabbro(3)

           (accepted value 895 ± 400 ppb);

STD2: Low grade pisolite(4) (accepted value 55 ± 30 ppb);

(1) For all types of samples, e.g. soil, outcrop, concentrate, core, cuttings, …

(2) Same as mass of other samples submitted to the laboratory, e.g. 2 kg if BLEG 2kg is requested.

(3) From Falagountou gold showing

STD3: Quartz vein;

STD4: White saprolite of mineralized arenite(5) (accepted value 1087 ± 109 ppb);

STD5: Silicified quartzitic sandstone saprolite (accepted value 35 ppb);

STD6: Djakardougou Basalt (accepted value 0 ppb);

STD7: Quartzitic sandstone saprolite (accepted value 1966 ppb).

The sampler must select the standard most similar to the samples immediately adjacent in the sequence where the standard must be inserted.

Figures 11.1 and 11.2 show the results obtained for the two mostly used standards (STD1 and STD4) and as it can be seen, the variations are relatively important and average obtained do not correspond to the expected ones. Considering that, the present utilization of in-house standards by Orezone should be considered to be accurate enough to detect obvious problem in the analysis process, but could not provide pin point information on the expected deviation of the results, if any.

11.3        Standards (Transworld)

Since April 2004, for each batch of about 50 field samples, 1 standard (STD) is also added by Transworld to the batch to be analyzed. Transworld used two (2) different Standards listed below:

ST06/1261: Value of 1.18 ppm;

ST16/1291: Value of 0.50 ppm.

The STD06/1261 was the most widely used and Figure 11.3 shows the distribution of the results. As it can be seen, even if graph shows a slight tendency of overestimation of the gold value, the results are generally within 5% deviation from the expected value, which is acceptable.

11.4        Duplicates (Orezone)

For each batch of 100 field samples, 1 Field Duplicate (FD) is added to the batch to be submitted to the laboratory. When the sampler encounters a number from the QC table that corresponds to a Field Duplicate, he must resample at the same interval as for the previous sample, and at least 3 times the mass of material to be analyzed must be submitted to the preparation facility as the FD will be submitted in triplicate to the laboratory.

The sample next to the FD is labelled CD in the QC table and represents, if it is necessary, to crush the sample, a split of the crushed sample equivalent to the mass to be analyzed.

(4) From Bom Kodjélé pisolite geochemistry anomaly

(5) From Essakane Main zone deposit

In that case, the CD split must be pulverized separately and entirely submitted to the laboratory. If no crushing is required, then the entire FD sample is pulverized, one third of the sample is submitted as the FD sample, and one third as the CD sample. In any event, the sample following the CD sample is labelled PD in the QC table and represents a split of the pulverized CD sample.

Ultimately, for each batch of 100 field samples, five QC samples are submitted: one Blank (BLK), one Standard (STD 1 to 4), one Field Duplicate (FD), one Crush Duplicate (CD) and one Pulp Duplicate (PD). The FD, CD and PD samples are inserted in sequence following the original sample collected at the locality where the FD is originating.

Figure 11.4 shows that a good correlation exists between the original value and the duplicate.

11.5        Re-Sampling

During the Met-Chem visit to the site in June 2004, twenty (20) RC drill holes intervals were re-sampled from the original sample bag and shipped to Transworld in Ghana. As we can see in Table 11.1, the re-sampling results poorly correlate to the original value. Greatest variation can be observed for high grade samples. The overall average variation is relatively high at -18% with minimum and maximum variation at 8% and 159%. This is more evident for the high values (> 4 g/t Au) which all show a significant reduction in the re-sampled values against the original.

Table 11.1 - Bondi Main Zone Re-sampling Results

				Original Value	Re-Sampled	Variation
BRC134	135362	61.00	62.00	8.217	6.580	-20%
BRC134	135363	62.00	63.00	8.773	2.910	-67%
BRC134	135364	63.00	64.00	11.308	2.928	-74%
BRC134	135365	64.00	65.00	18.224	3.087	-83%
BRC134	135366	65.00	66.00	74.315	2.135	-97%
BRC134	135367	85.00	86.00	1.358	1.544	14%
BRC134	135368	86.00	87.00	1.440	1.275	-11%
BRC134	135369	87.00	88.00	1.081	0.971	-10%
BRC134	135370	88.00	89.00	1.155	1.362	18%
BRC134	135371	89.00	90.00	2.077	1.754	-16%
BRC134	135372			Blank
BRC113	135373	50.00	51.00	17.507	1.494	-91%
BRC113	135374	51.00	52.00	4.406	3.006	-32%
BRC113	135375	52.00	53.00	2.198	1.895	-14%
BRC113	135376	53.00	54.00	2.491	3.093	24%
BRC113	135377	55.00	56.00	1.071	0.846	-21%
BRC135	135378	30.00	31.00	2.570	2.785	8%
BRC135	135379	31.00	32.00	1.453	3.759	159%
BRC135	135380	32.00	33.00	2.877	1.340	-53%
BRC135	135381	33.00	34.00	2.672	3.421	28%
BRC135	135382	34.00	35.00	0.766	0.652	-15%
					Variation	-18%

Figure 11.1 - Orezone Standard (STD1)

Figure 11.2 - Orezone Standard (STD4)

Figure 11.3 - Transworld Standard (STD06) – Deviations from expected value

Figure 11.4 - Correlation - Duplicates Vs Original values

SECTION 12

MINERAL PROCESSING AND METALLURGY

12.0        MINERAL PROCESSING AND METALLURGY

No specific mineral processing or metallurgical testworks have be en performed on the Bondigui Main Zone. However, the good recovery shown during the sample analysis, where 2 kg samples were leached in bottle roll process, could give a good indication that a good gold recovery could be expected. (See Section 10.2)

However, a testwork program including mineralogy, mineral processing, and metallurgical recovery could be performed to fully assess these aspects and mainly assess how the weathering will affect the expected recovery.

SECTION 13

MINERAL RESOURCES ESTIMATION

13.0                      MINERAL RESOURCES ESTIMATION

13.1        Introduction

The present mineral resource estimation has been developed on a Datamine Block Model done by Mr. Andrew Daniels from GeoVector Management Inc. company which was based on data provided by Orezone and audited by Met-Chem. This audit included drill hole database, and geological interpretation prepared by Orezone geologists incorporating information generated by Orezone. Although, Met-Chem did not verify in detail the full correctness of the information provided for this assessment, it is in our opinion that the data used for this estimation is valid and representative of the geological context.

13.2        Database

Present resource estimation is based on data provided by Orezone, which included data obtained during the 2003-2004 drilling program up to the end of May 2004.

A summary of the database content used is presented in Table 13.1.

Table 13.1 – Drill Hole Database

Field	Number	Information Type
Collar	215	Hole number, localisation, elevation, zone
Deviation	735	Hole number, azimut, dip, depth
Assay Results	9908	Hole number, from, to, sample number grade, Au g/t
Geology	640	Hole number, from, to, geological code

13.3        Mineralization

The present resource estimation is limited to the Bondi Zone or Main Zone which is a subvertical alteration zone which lies within mafic volcanic formations. The zone could be followed on 800 metres (2800N-3600N) on a grid oriented at N16°. Directly to the south of the Bondi Main Zone, a second zone which can be identified as the extension of Main Zone can be followed over 300 m in a N-S direction. This second zone has been named South Zone, however, this zone is not part of the present estimation.

The Bondi Zone could be described as an altered and sheared corridor, 5-50 meters wide, with a known extension at depth of about 150 meters. Quite often, the Bondi Main Zone envelope splits in two sub-zones separated by a lower-grade area. The alteration consists of quartz-chlorite and sericite with occurrences of finely disseminated pyrite.

The weathering has been also visually described and noted in the field by Orezone geologists and the Bondi Zone has been subdivided in three areas: Oxide, Transitional and Primary (Fresh).

13.4        Data

The data used for the resource estimate of the oxidation levels is summarised in Table 13.2. Overall the drill holes used correspond to a total of 102 holes (9 DDH, 93 RCH) performed by Orezone. Drill spacing is variable but generally, in the order of 25 m apart, which allows good confidence in the geological continuity.

The database used in the estimation is in the format of an Access file, which includes survey, assay and lithological data. This file has been created by amalgamating Excel files from various sources. Subsequently, the Access file has been imported into the Datamine Software package used by A. Daniels.

Gold intersection of the 2003-2004 drill program can be found in Table 13.2 according to a cut-off of 0.50 g/t Au. These intersections are made of 2022 one-meter samples returning an average uncut Au value of 2.91 g/t Au.

Auriferous envelopes have been interpreted using 32 geological cross-sections spaced at 25 m which cover the Bondi Main Zone deposit area from 2825N to 3600N. On each cross-section, 0.5 g/t Au contours have been drawn to delineate the limit of the auriferous envelopes. Generally, speaking continuity is good from section to section. Figure 13.1 shows the distribution of the Au values inside of the ore zones envelopes (cut-off: 0.5 g/t Au). Figure 13.2, 13.3 and 13.4 show typical cross-section of the Bondi Zone.

In auditing the data provided by Orezone, Met-Chem did not find any error. However, as mentioned, the complete drilling database is stored in various Excel files. The manipulation of these files requires several interventions and needs a very good understanding of the process to integrate and connect all the various sources of data (field survey, drill holes survey, sampling, assay, etc). It is strongly recommended that an integrated geological database that will minimise these external interventions should be put in place to avoid eventual mistakes.

Figure 13.1 - Gold Distribution Histogram within Bondi Zone

Table 13.2 - Drill hole intersection of the Bondi Zone

Hole ID	From	To	-AI-	Au g t
BDRC001	40	66	26	4.573
BDRC002	0	20	20	2.704
BDRC007	16	24	8	0.857
BDRC008	0	18	18	4.236
BDRC012	56	60	4	0.964
BDRC013	2	27	25	2.114
BDRC015	15	20	5	5.159
BDRC017	24	27	3	2.618
BDRC019	17	32	15	0.743
BDRC019	38	54	16	3.423
BDRC020	0	2	2	4.780
BDRC021	66	72	6	4.092
BDRC022	0	16	16	5.171
BDRC024	9	66	57	4.063
BDRC026	44	64	20	2.260
BDRC028	37	54	17	2.444
BDRC029	0	11	11	3.811
BDRC030	47	50	3	2.733
BRC042	24	30	6	1.939
BRC043	22	29	7	2.738
BRC044	15	42	27	2.109
BRC045	20	28	8	0.937
BRC046	11	26	15	3.077
BRC047	9	23	14	2.770
BRC047	42	48	6	2.044
BRC048	23	34	11	6.045
BRC049	23	31	8	0.563
BRC050	75	78	3	8.925
BRC051	73	79	6	4.474
BRC052	63	68	5	1.353
BRC053	72	83	11	0.707
BRC054	61	99	38	2.775
BRC055	43	58	15	1.056
BRC055	72	73	1	0.143
BRC056	43	47	4	0.018
BRC056	64	75	11	1.094
BRC057	41	78	37	4.941
BRC058	83	91	8	1.420
BRC059	68	95	27	2.769
BRC060	43	89	46	2.107
BRC061	77	91	14	1.321
BRC062	75	81	6	2.054
BRC063	77	78	1	0.193
BRC064	74	77	3	1.601
BRC065	20	22	2	0.164
BRC067	77	81	4	0.934
BRC077	0	80	80	2.930
BRC090	37	52	15	1.807
BRC091	28	46	18	1.270
BRC093	9	59	50	3.463
BRC094	79	92	13	1.330
BRC095	47	67	20	2.692
BRC096	19	33	14	3.296
BRC097	72	81	9	1.644
BRC098	57	73	16	4.376
BRC099	0	41	41	4.321
BRC100	4	27	23	7.487

Hole ID	From	To	-AI-	Au g t
BRC101	3	61	58	3.516
BRC102	45	92	47	2.829
BRC103	2	55	53	3.363
BRC104	26	84	58	3.892
BRC105	46	102	56	2.042
BRC106	0	27	27	3.670
BRC107	27	47	20	2.428
BRC108	59	77	18	4.451
BRC109	1	13	12	1.932
BRC110	13	25	12	5.542
BRC111	44	54	10	1.018
BRC112	84	91	7	6.013
BRC113	48	63	15	5.674
BRC114	60	91	31	1.357
BRC115	71	83	12	1.515
BRC115	85	89	4	1.185
BRC116	21	39	18	4.477
BRC116	52	54	2	0.546
BRC117	3	22	19	1.977
BRC117	32	35	3	2.540
BRC118	32	76	44	1.696
BRC119	20	32	12	1.023
BRC119	38	51	13	2.742
BRC120	76	81	5	3.458
BRC121	11	26	15	8.882
BRC122	50	56	6	4.794
BRC123	9	22	13	1.558
BRC124	49	55	6	4.632
BRC125	5	33	28	2.164
BRC125	35	42	7	1.049
BRC126	66	86	20	1.321
BRC126	93	113	20	1.482
BRC127	6	33	27	2.891
BRC128	51	74	23	1.129
BRC129	7	39	32	3.579
BRC130	8	16	8	4.395
BRC131	50	62	12	1.045
BRC132	8	11	3	1.322
BRC133	16	18	2	0.776
BRC134	58	67	9	14.650
BRC135	6	12	6	1.583
BRC135	18	36	18	1.998
BRC136	15	36	21	1.720
BRC136	38	42	4	1.784
BRC137	69	78	9	2.726
BRC138	9	16	7	2.942
BRC138	39	51	12	2.633
BRC139	63	68	5	7.673
BRC140D	132	139	7	0.01
BRC141D	135.3	149	13.7	1.57
BRC143D	125.5	139	13.5	1.51
BRC143D	149	159.5	10.5	1.33
BRC144D	123	137	14	1.82
BRC145D	135.8	142.8	6.97	3.86
BRC146D	136.6	146	9.4	3.34
BRC147D	132.5	162	29.5	5.29
BRC148D	130.5	156	25.5	2.51
BRC149D	134.5	136.5	2	1.57

13.5        Specific Gravity

No specific gravity measurements have been done on the Bondi Zone and values used for the resources estimation have been estimated by Orezone geologists based on similar environments. These values used are:

•              Oxide/Saprolite: 2.0;

•              Transitional: 2.3;

•              Primary: 2.65.

It is strongly recommended that Orezone performs specific gravity measurements on a regular basis during the subsequent phases of drilling definition.

13.6        Capping of High Grade Values

Out of the 2022 drill holes interval enclosed inside of the auriferous envelopes, 36 (1.8%) have a value higher than 15 g/t and 16 (.79%) a value higher than 20 g/t.

Table 13.3 shows the effect of various capping values on the reduction of the metal content.

Table 13.3 – Au Grade Capping Comparison

Grade Cap g/t	Gold Content Reduction %	Percentile (%)
15	6.16	98.2
20	4.39	99.21
30	2.73	99.65

Based on these data, a capping at 20 g/t Au has been applied for the purpose of the present estimation. Based on that, the average value of the assay used in the model was 2.79 g/t Au (cut at 20 g/t Au).

Figure 13.2 - Geological Section @ 3050N

1150mE
1200mE
300mRL
250mRL
200mRL
150mRL
BRC044
BRC060
Category
Orezone Resources Inc.
Resource Cross Section
Looking North
Block Model + Wireframe

Figure 13.3 - Geological Section @ 3275N

Figure 13.4 - Geological Section @ 3400N

13.7        Block Modelling

A three-dimensional block model was constructed using block sizes of 10 m (N-S) x 10 m (E-W) by 10 m (elevation). This block size is considered adequate in relation to the density of information provided by the drill holes. Each block received several attributes which are listed in Appendix E.

13.8        Grade Interpolation

Grade interpolation was performed using inverse cubic distance (IWD3). A total of 1052 two (2) meters composites were used to interpolate the Au grade within the model. Based on variogram analysis done by A. Daniels (Fig. 13.5) search ellipsoids have been oriented with a plunge of -30° to the north.

Tonnage calculation has been done using the specific gravity of each oxidation facies. (See Table 13.5).

Figures 13.6, 13.7, and 13.8 illustrate plan views of the Bondi Zone block model at different elevations.

13.9        Mineral Resources Classification

The mineral resources were classified based on the density of drill hole data and the continuity of the geometry of the auriferous zones. Resources have been classified according to the “Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves Definition Guidelines”. Details can be found in Appendix A.

For the classification of the resources, two (2) ellipsoids have been used.

Indicated resources have been defined by a smaller ellipsoid (X = 7.5 m, Y = 22.5 m, Z = 11.25 m). A larger ellipsoid (X = 15 m, Y = 50 m, Z = 22.5 m) was used to define blocks of inferred resources within the auriferous envelopes.

Table 13.4 presents tabulated indicated mineral resources for each of the three zones and total for the Main Zone based on various gold cut-off.

Table 13.4 – Indicated Mineral Resources

ABOVE	VOLUME	Au_cut	TONNES	Ounces (cut)
(g t)	(m3)	g t Au	(tonnes)	(ounces)
Oxide Facies
0.50	403064	3.27	806129	84751
1.00	383095	3.4	766189	83754
1.50	340311	3.66	680622	80090
2.00	282167	4.06	564333	73663
3.00	184422	4.91	368845	58226
5.00	73837	6.63	147674	31478
10.00	10043	9.88	20087	6381
Transition Facies

0.50	67527	2.63	155312	13133
1.00	61536	2.81	141533	12787
1.50	50619	3.14	116424	11753
2.00	36674	3.68	84350	9980
3.00	23533	4.38	54125	7622
5.00	7191	5.7	16540	3031
10.00	390	5.56	897	160
Sulphide Facies

0.50	302031	2.53	800381	65104
1.00	277966	2.68	736610	63469
1.50	210528	3.13	557901	56143
2.00	152146	3.67	403186	47573
3.00	86716	4.58	229798	33838
5.00	24663	6.78	65358	14247
10.00	1215	9.95	3220	1030
Summary Table - All Facies

0.50	772622	2.88	1761822	163134
1.00	722597	3.03	1644332	160185
1.50	601458	3.40	1354947	148113
2.00	470987	3.88	1051869	131215
3.00	294671	4.75	652768	99688
5.00	105691	6.61	229572	48788
10.00	11648	9.73	24204	7572

Table 13.5 presents tabulated inferred mineral resources for each of the three zones and total for various gold cut-off.

Table 13.5 – Inferred Mineral Resources

ABOVE	VOLUME	Au_cut	TONNES	Ounces (cut)
(g t)	(m3)	g t Au	(tonnes)	(ounces)
Oxide Facies
0.50	10760	2.72	21519	1882
1.00	9747	2.92	19495	1830
1.50	7998	3.3	15996	1697
2.00	7011	3.51	14022	1582
3.00	3271	4.69	6542	986
5.00	1169	6.54	2338	492
10.00	274	7.96	549	140
Transition Facies
0.50	2061	1.95	4741	297
1.00	1564	2.31	3597	267
1.50	1119	2.76	2573	228
2.00	631	3.46	1452	162
3.00	403	4.06	928	121
5.00	78	5.19	180	30
Sulphide Facies
0.50	158535	2.4	420118	32417
1.00	141874	2.59	375966	31307
1.50	105640	3.04	279946	27361
2.00	75022	3.58	198808	22883
3.00	42345	4.49	112213	16199
5.00	11751	6.4	31141	6408
10.00	63	8.99	166	48
Summary Table - All Facies
0.50	171356	2.41	446378	34587
1.00	153185	2.60	399058	33358
1.50	114757	3.05	298515	29272
2.00	82664	3.57	214282	24595
3.00	46019	4.50	119683	17316
5.00	12998	6.40	33659	6926
10.00	337	8.20	715	188

In classifying the resources, consideration has been given to the fact that auriferous zones have been defined using Au grade contour (0.50 g/t Au) envelopes. Generally speaking, these envelopes show a good continuity from section to section.

13.10      Previous Mineral Resources Estimates

No previous mineral resources estimates have been done on the Bondigui Permit.

Figure 13.5 - Variogram

Figure 13.6 - Block Model Plan View-Elevation 220

Figure 13.7 - Block Model Plan View-Elevation 250

Figure 13.8 - Block Model Plan View-Elevation 270

SECTION 14

CONCLUSIONS AND RECOMMENDATIONS

14.0        CONCLUSIONS AND RECOMMENDATIONS

Exploration work done by Orezone led to the definition of the Bondi Zone as well as other auriferous targets.

This mineralised zone shows a good continuity from section to section over 800 m on a 25m-spaced drill program. However, the majority of the holes used in the present estimation are reverse circulation drill holes. Even, if the recovery generally shown in the drill program appears to be good, it will be important to have diamond drill holes done to confirm the data provided by this reverse circulation program. This would allow an increase in the confidence level for grade continuity and should improve the classification of mineral resources.

During the site visit, Met-Chem has been able to notice that the drilling program is well managed and that holes and samples are well identified and properly handled and stored. However, it is strongly recommend that at the end of the drilling program an overall survey of the drill holes should be performed.

Subsequently during the estimation of the resources and the audit of the data, Met-Chem noticed that the database was well maintained and no discrepancies or obvious errors were found. However, it will be appropriate to replace the actual Excel files system with a proper geological database management software.

In addition, the current analytic quality control program put in place by Orezone is good and well applied and gives a good confidence in the overall precision of the estimation. However, it would be pertinent to use more consistent and known-value laboratory standards, in opposition with the in-house standard system, to be able to detect more accurately any analytical bias. In addition, it would be important to increase the number of duplicate, to use a second laboratory for cross-check and it is recommended that every sample having a value > 5 g/t should be re-sampled.

In relation with the specific gravity measurements, samples should be taken on a regular basis along the future drill holes for each zone to arrive at a better accuracy.

Overall, Met-Chem believes that the data used for the estimation of the resources adequately reflects the continuity of the Bondi Zone and that this estimate is reasonable and appropriate.

In Met-Chem’s opinion, the Bondi Zone provides good exploration potential for increasing the current mineral resources and this project warrants further work.

SECTION 15

CERTIFICATE OF QUALIFICATIONS

15.0        CERTIFICATE OF QUALIFICATIONS

I, Guy Saucier, residing at Lachine, Quebec do hereby certify that:

1)                                    I am a Principal Geologist with the firm of Met-Chem Canada (Met-Chem) with an office at Suite 300, 555 René-Lévesque West Blvd, Montreal, Canada;

2)             I am a graduate of École Polytechnique de Montréal with a B. Eng. (Geological Engineer) in 1983. I have practiced my profession continuously since then;

3)                                    I am a fellow with the “Ordre des Ingénieurs du Québec” (37711);

4)                                    I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Bondi Project or securities from Orezone Ltd, it’s affiliated or subsidiaries;

5)                                    I am not aware of any material fact or material change with respect to the subject matter of the technical report, which is not reflected in the technical report, the omission to disclose which makes the technical report misleading;

6)                                    I, as the qualified person, am independent of the issuer as defined in Section 1.5 of National Instrument 43-101;

7)                                    I have visited the property in June 2004;

8)                                    I have read National Instrument 43-101 and Form 43-101F1 and the technical report has been prepared in compliance with this Instrument and Form 43-101F1.

Guy Saucier, Eng.	Montreal, November 2004
Director – Corporate Development
Met-Chem Canada Inc.

APPENDIX A

CIMM - Standards on Mineral Resources and Mineral

Reserves Definition Guidelines

CANADIAN INSTITUTE OF MINING,

METALLURGY AND PETROLEUM

CIM STANDARDS ON

MINERAL RESOURCES AND RESERVES

DEFINITIONS AND GUIDELINES

Prepared By The

CIM Standing Committee

On Reserve Definitions

Adopted by CIM Council August 20, 2000

John Postle

Bernie Haystead

Graham Clow

Dan Hora

Marcel Vallée

Maureen Jensen

INTRODUCTION

The Committee’s proposed standards establish definitions and guidelines for the reporting of Exploration Information, Mineral Resources and Mineral Reserves in Canada and are identified as the “CIM Standards” and referred to as such hereafter in this document. To provide additional clarification to Qualified Persons, guidelines have been included with the respective definitions. All definitions are printed in bold text, whereas the guidelines are printed in italics. The CIM Standards are applicable to all minerals including industrial minerals, diamonds and other gemstones. Reserve definitions for bitumen, natural gas and oil are not included in these Standards. The CIM Standards are not intended to cover mineral inventory estimates that will be reported to government agencies.

CIM STANDARDS

The CIM Standards presented herein provide guidelines for the classification of Mineral Resource and Mineral Reserve estimates into various categories. The category of an estimate implies confidence in the geological information available on the mineral deposit; the quality and quantity of data available on the deposit; the level of detail of the technical and economic information which has been generated about the deposit, and the interpretation of the data and information.

HISTORY

The Canadian Institute of Mining, Metallurgy and Petroleum (CIM) published “Mineral Resource Reserve Classification: Categories, Definitions, and Guidelines” in September 1996. This report, prepared by the CIM Ad Hoc Committee on Reserve Definitions, is now widely used as a reference and a system for classifying and reporting Resources and Reserves in Canada. Since the publication of that report there have been several meetings sponsored by the Council of Mining and Metallurgical Institutes (CMMI) of which CIM is a member, to develop a Resource/Reserve classification, definition and reporting system that would be similar in Australia, Canada, Great Britain, South Africa and the United States.

The recent history of the development of Resource and Reserve definitions in Canada was discussed in the Ad Hoc Committee Report and is summarized as follows:

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•                                          The most widely accepted Canadian reserve classification system through the period 1970 to date has been the one required by the Canadian Securities Administrators (CSA) under National Policy 2-A.

•                                          Geological Circular 831, Principles of a Resource/Reserve Classification for Minerals, which was published in 1980 by the U.S. Bureau of Mines and the U.S. Geological Survey, introduced a classification system that distinguished between resources and reserves.

•                                          The Australian Code for Reporting of Identified Mineral Resources and Ore Reserves (the JORC code), first published in 1989, was similar to the U.S. system in structure but included some important modifications, particularly by including reference to the competence of the person responsible for a resource or reserve estimate. This code prescribed reporting requirements.

•                                          In 1991, CIM, through its Mineral Economics Society, formed a Special Committee on Reserve Definitions. The report of the Special Committee was presented to CIM Council in May 1994 and published in October 1994. In June 1994, CIM established an Ad Hoc Committee to review and revise the Special Committee Report.

•                                          The Society of Mining Engineers in the United States issued “A Guide for Reporting Exploration Information, Resources and Reserves” in 1994.

The Ad Hoc Committee report was accepted by CIM Council in February 1996 and at that time Council established a Standing Committee (the Committee) on Reserve Definitions administered by the Mineral Economics Society. The Ad Hoc Committee Report was published in the September 1996 CIM Bulletin.

In 1993, CMMI sponsored an initiative to obtain consensus on the resource/reserve definitions used in Australia, Canada, Great Britain, South Africa and the United States. The CMMI reserve definition committee met in 1994 and again in November 1997 in Denver, Colorado. At the Denver meeting in 1997, the representatives agreed on definitions for the major Mineral Resource and/or Reserve categories. The proposed CMMI definitions were published in the CIM Bulletin in February 1998.

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The Australasian Institute of Mining and Metallurgy (AusIMM) and the Joint Ore Reserves Committee (JORC) of the AusIMM, the Australian Institute of Geoscientists and the Minerals Council of Australia published a revised draft JORC Code in July 1998. This document proposed the use of the CMMI definitions, with some wording changes. In January 1999, the JORC Code was published, to take effect in September 1999. The SME published revised definitions in January 1999 which follows the CMMI definitions. These definitions have have not been adopted for use in the United States by the Securities and Exchange Commission, at this point.

The United Nations Economic Commission for Europe (UN-ECE) published a “United Nations International Framework – Classification for Reserves/Resources” in November 1996. This report is very complex and utilizes ten different categories for classifying resources and reserves. In October 1998, CMMI and UN-ECE representatives met and agreed to use the CMMI definitions in the UN-ECE classification system for the five categories of resources and reserves with the UN-ECE definitions for the remaining UN-ECE categories being retained and used for reporting national mineral inventories.

In Canada in June 1997, the Ontario Securities Commission (OSC) and the Toronto Stock Exchange (TSE) established the Mining Standards Task Force (MSTF). The MSTF released a draft report in June 1998 and a final report entitled “Setting New Standards” in January 1999. One of the primary recommendations of the MSTF Report was the “adoption, by the Canadian Securities Administrators in National Instrument 43-101, of the CIM guidelines for the estimation, classification and reporting of resources and reserves, as amended from time to time”. On July 3, 1998, the Canadian Security Administrators (CSA) published a first draft of National Instrument 43-101 (NI 43-101) as the replacement for National Policy 2-A and National Policy 22. A second draft was published on March 27, 2000. The CIM and the CIM Standing Committee have provided substantial commentary on the 43-101 drafts, particularly in the area of Mineral Resource and Mineral Reserve definitions.

The following proposed CIM standards include many significant changes to the CIM Ad Hoc Committee Report including the inclusion of modified CMMI definitions for Resource and Reserve categories and the elimination of the Possible Reserve category. In addition, these

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proposed standards have used the JORC Code description material for guidelines for reports that include discussion of tonnage and grades of mine fill, stockpiles, remnants, pillars and low grade mineralization with appropriate modifications. The proposed CIM Standards also reference Paper 88 –21 of the Geological Survey of Canada for the reporting of coal resources and reserves and the report, Reporting of Diamond Exploration Results, Identified Mineral Resources and Ore Reserves published by the Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories.

DEFINITIONS

Throughout the CIM Standards, where appropriate, ‘quality’ may be substituted for ‘grade’ and ‘volume’ may be substituted for ‘tonnage’

Qualified Person

Mineral Resource and Mineral Reserve estimates and resulting Technical Reports must be prepared by or under the direction of, and dated and signed by, a Qualified Person.

A “Qualified Person” means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development, production activities and project assessment, or any combination thereof, including experience relevant to the subject matter of the project or report and is a member in good standing of a Self-Regulating Organization.

The Qualified Person(s) should be clearly satisfied that they could face their peers and demonstrate competence and relevant experience in the commodity, type of deposit and situation under consideration. If doubt exists, the person must either seek or obtain opinions from other colleagues or demonstrate that he or she has obtained assistance from experts in areas where he or she lacked the necessary expertise.

Determination of what constitutes relevant experience can be a dificult area and common sense has to be exercised. For example, in estimating Mineral Resources for vein gold mineralization, experience in a high-nugget, vein-type mineralization such as tin, uranium etc. should be relevant whereas experience in massive base metal deposits may not be. As a second example,

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for a person to qualify as a Qualified Person in the estimation of Mineral Reserves for alluvial gold deposits, he or she would need to have relevant experience in the evaluation and extraction of such deposits. Experience with placer deposits containing minerals other than gold, may not necessarily provide appropriate relevant experience for gold.

In addition to experience in the style of mineralization, a Qualified Person preparing or taking responsibility for Mineral Resource estimates must have suficient experience in the sampling, assaying, or other property testing techniques that are relevant to the deposit under consideration in order to be aware of problems that could afect the reliability of the data. Some appreciation of extraction and processing techniques applicable to that deposit type might also be important.

Estimation of Mineral Resources is often a team efort, for example, involving one person or team collecting the data and another person or team preparing the Mineral Resource estimate. Within this team, geologists usually occupy the pivotal role. Estimation of Mineral Reserves is almost always a team efort involving a number of technical disciplines, and within this team mining engineers have an important role. Documentation for a Mineral Resource and Mineral Reserve estimate must be compiled by, or under the supervision of, a Qualified Person(s), whether a geologist, mining engineer or member of another discipline. It is recommended that, where there is a clear division of responsibilities within a team, each Qualified Person should accept responsibility for his or her particular contribution. For example, one Qualified Person could accept responsibility for the collection of Mineral Resource data, another for the Mineral Reserve estimation process, another for the mining study, and the project leader could accept responsibility for the overall document. It is important that the Qualified Person accepting overall responsibility for a Mineral Resource and/or Mineral Reserve estimate and supporting documentation, which has been prepared in whole or in part by others, is satisfied that the other contributors are Qualified Persons with respect to the work for which they are taking responsibility and such persons are provided adequate documentation.

Preliminary Feasibility Study

The CIM Standards describe completion of a Preliminary Feasibility Study as the minimum prerequisite for the conversion of Mineral Resources to Mineral Reserves.

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A Preliminary Feasibility Study is a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and where an effective method of mineral processing has been determined. This Study must include a financial analysis based on reasonable assumptions of technical, engineering, operating, and economic factors and evaluation of other relevant factors which are sufficient for a Qualified Person acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

Exploration Information

For the purposes of this report, Exploration Information is a term used to describe information derived from initial activities undertaken to locate and investigate a prospect or deposit and resulting estimates of tonnage and grade that cannot be classified as a Mineral Resource or a Mineral Reserve. If a Qualified Person reports Exploration Information in the form of tonnage and grade, it must be clearly stated that these estimates are conceptual or order of magnitude.

It is recognized that in the review and compilation of data on a project or property, previous or historical estimates of tonnage and grade, not meeting the minimum requirement for Mineral Resources, may be encountered. If these estimates are referenced, it must be clearly stated that these estimates are order-of-magnitude and expressed so as not to misrepresent them as an estimate of Mineral Resources or Mineral Reserves.

Mineral Resource

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

6

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors. The phrase ‘reasonable prospects for economic extraction’ implies a judgement by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. A Mineral Resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions, might become economically extractable. These assumptions must be presented explicitly in both public and technical reports.

Inferred Mineral Resource

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Due to the uncertainty which may attach to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insuficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies.

7

Indicated Mineral Resource

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource estimate is of suficient quality to support a Preliminary Feasibility Study which can serve as the basis for major development decisions.

Measured Mineral Resource

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade of the mineralization can be estimated to within close

8

limits and that variation from the estimate would not significantly afect potential economic viability. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.

Mineral Reserve

Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral Reserves are those parts of Mineral Resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the Qualified Person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factors. Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility. The term ‘Mineral Reserve’ need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals.

Probable Mineral Reserve

A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing,

9

metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Mineral Reserve

A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Application of the Proven Mineral reserve category implies that the Qualified Person has the highest degree of confidence in the estimate with the consequent expectation in the minds of the readers of the report. The term should be restricted to that part of the deposit where production planning is taking place and for which any variation in the estimate would not significantly afect potential economic viability.

RESOURCE AND RESERVE CLASSIFICATION

Technical Reports dealing with estimates of Mineral Resources and Mineral Reserves must use only the terms and the definitions contained herein. Figure 1, displays the relationship between the Mineral Resource and Mineral Reserve categories.

The CIM Standards provide for a direct relationship between Indicated Mineral Resources and Probable Mineral Reserves and between Measured Mineral Resources and Proven Mineral Reserves. In other words, the level of geoscientific confidence for Probable Mineral Reserves is the same as that required for the in situ determination of Indicated Mineral Resources and for Proven Mineral Reserves is the same as that required for the in situ determination of Measured Mineral Resources.

10

Figure 1

Relationship between Mineral Resources and Mineral Reserves

Figure 1 sets out the framework for classifying tonnage and grade estimates so as to reflect diferent levels of geological confidence and diferent degrees of technical and economic evaluation. Mineral Resources can be estimated by a Qualified Person, with input from persons in other disciplines, as necessary, on the basis of geoscientific information and reasonable assumptions of technical and economic factors likely to influence the prospect of economic extraction. Mineral Reserves, which are a modified sub-set of the Indicated and Measured Mineral Resources (shown within the dashed outline in Figure 1), require consideration of factors afecting profitable extraction, including mining, processing, metallurgical, economic, marketing, legal, environmental, socio-economic and governmental factors, and should be estimated with input from a range of disciplines. Additional testwork, e.g. metallurgy, mining, environmental is required to classify a resource as a reserve.

In certain situations, Measured Mineral Resources could convert to Probable Mineral Reserves because of uncertainties associated with the modifying factors that are taken into account in the conversion from Mineral Resources to Mineral Reserves. This relationship is shown by the

11

dashed arrow in Figure 1 (although the trend of the dashed arrow includes a vertical component, it does not, in this instance, imply a reduction in the level of geological knowledge or confidence). In such a situation these modifying factors should be fully explained. Under no circumstances can an Indicated Resources convert directly to Proven Reserves.

In certain situations previously reported Mineral Reserves could revert to Mineral Resources. It is not intended that re-classification from Mineral Reserves to Mineral Resources should be applied as a result of changes expected to be of a short term or temporary nature, or where company management has made a deliberate decision to operate in the short term on a noneconomic basis. Examples of such situations might be a commodity price drop expected to be of short duration, mine emergency of a non-permanent nature, transport strike etc.

GUIDANCE FOR REPORTING MINERAL RESOURCE AND MINERAL RESERVE INFORMATION

Qualified Persons preparing public reports must follow the requirements in Form 43-101F1 of National Instrument 43-101, a preliminary draft of which was published by the Canadian Securities Administrators on March 24, 2000. A copy of the draft Form is available on the following websites: www.osc.gov.ca; www.bcsc.bc.ca; www.albertasecurities.com and www.cvmq.com. The following discussion is included for additional guidance when preparing a Technical Report .

For the CIM Standards a Technical Report is defined as a report that contains the relevant supporting documentation, estimation procedures and description of the Exploration Information, or the Mineral Resources and Mineral Reserve estimate. The CIM standards recognize the importance of quality Resource and Reserve estimates to the profitable operation of a mine. The CIM Standards encourage practitioners to strive for excellence in the preparation of these estimates.

A Technical Report, with documentation describing the estimates of Mineral Resources and Mineral Reserves must be prepared by or under the direction of, and dated and signed by, a Qualified Person(s). When undertaking exploration programs and generating information

12

required to prepare Mineral Resource and Mineral Reserve estimates, Qualified Persons must comply with the Mineral Exploration “Best Practices” Guidelines prepared by the Mineral Industry Best Practices Committee (Table 2).

Qualified Persons are encouraged to provide information that is as comprehensive as possible in their Technical Reports on Exploration Information, Mineral Resources and Mineral Reserves. Table 1 provides, in a summary form, a list of the main criteria which should be considered when reporting Exploration Information, Mineral Resources and Mineral Reserve estimates. All of these criteria need not be discussed unless they materially afect estimation or classification of the Mineral Resources and Mineral Reserves. Certain fundamental data such as commodity price used, cut-of grade (where applicable) must be disclosed.

Table 1 is a checklist, and is not prescriptive. While it may not be necessary to comment on each item in the table, the need for comment on each item should be considered. It is essential to discuss any matters that might materially afect the reader’s understanding of the estimates being reported. Problems encountered in the collection of data or with the suficiency of data must be clearly disclosed at all times, particularly when they afect directly the reliability of, or confidence in, a statement of Exploration Information or an estimate of Mineral Resources and Mineral Reserves; for example, poor sample recovery, poor repeatability of assay or laboratory results, limited information on tonnage factors etc.

Mineral Resource or Mineral Reserve estimates are sometimes reported after adjustment by cutting of high grades or after the application of modifying factors arising from reconciliation with mill data. If any of the data are materially adjusted or modified for the purpose of making the estimate, the nature of the adjustment or modification should be clearly described.

Mineral Resource and Mineral Reserve estimates are not precise calculations, being dependent on the interpretation of limited information on the location, shape and continuity of the occurrence and on the available sampling results. To emphasize the imprecise nature of a Mineral Resource or Mineral Reserve estimate, the final result should always be referred to as an estimate, not a calculation.

13

Reporting of tonnage and grade figures should reflect the order of accuracy of the estimate by rounding of to appropriately significant figures. There will be occasions, however, where rounding to one significant figure may be necessary in order to convey properly the uncertainties in estimation. This would usually be the case with Inferred Mineral Resources.

Technical Reports of a Mineral Resource must specify one or more of the categories of ‘Inferred’, ‘Indicated’ and ‘Measured’ and Technical Reports of Mineral Reserves must specify one or both of the categories of ‘Proven’ and ‘Probable’. Categories must not be reported in a combined form unless details for the individual categories are also provided. Inferred Mineral Resources cannot be combined with other categories and must always be reported separately. Mineral Resources must never be added to Mineral Reserves and reported as total Resources and Reserves. Mineral Resources and Mineral Reserves must not be reported in terms of contained metal or mineral content unless corresponding tonnages, grades and mining, mineral processing and metallurgical recoveries are also presented

In situations where estimates for both Mineral Resources and Mineral Reserves are reported, a clarifying statement must be included in the report that clearly indicates whether Mineral Reserves are part of the Mineral Resource or if they have been removed from the Mineral Resources. Mineral Resources and Mineral Reserves must be reported on a site by site basis.

The CIM Standards recognize that there are legitimate reasons, in some situations, for reporting Mineral Resources inclusive of Mineral Reserves (the Australian approach) and, in other situations, for reporting Mineral Resources additional to Mineral Reserves (the South African and United States approach). The CIM Standards do not express a preference but do require that reporting companies make it clear which form of reporting has been adopted. A single form of reporting should be used in a report. Appropriate forms of clarifying statements may be:

‘The Measured and Indicated Mineral Resources are inclusive of those Mineral Resources modified to produce the Mineral Reserves.’

Or

‘The Measured and Indicated Mineral Resources are additional to the Mineral Reserves.’

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Inferred Mineral Resources are, by definition, always additional to Mineral Reserves.

Mineral Reserves may incorporate material (dilution) which is not part of the original Mineral Resource or exclude material (mining losses) that is included in the original Mineral Resource. It is essential that these fundamental diferences between Mineral Resources and Mineral Reserves be noted and caution exercised when attempting to draw conclusions from a comparison of the two.

In preparing a Mineral Reserve report, the relevant Mineral Resource report on which it is based should first be developed. This can be reconciled with the Mineral Resource report estimated for the previous comparable period and diferences (due, for example, to mine production, exploration, etc.) identified. The application of mining and other criteria to the Mineral Resource can then be made to develop the Mineral Reserve statement that can also be reconciled with the previous comparable report. A detailed account of diferences between estimates is not essential, but suficient comment should be made to enable significant variances to be understood by the reader. Reconciliation of estimates with production whenever possible is required.

Where Mineral Reserve estimates are reported, information on assumed metal or mineral prices, operating costs and mineral processing/metallurgical recovery factors is very important, and should always be included in Technical Reports.

Reports must continue to refer to the appropriate category or categories of Mineral Resources until technical feasibility and economic viability have been established. If re-evaluation indicates that the Mineral Reserves are no longer viable, the Mineral Reserves may be reclassified as Mineral Resources, if appropriate, or removed from Mineral Resource and Mineral Reserve statements.

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The Committee is generally opposed to the reporting of metal equivalence. However, if reporting is carried out in this way, the appropriate correlation formulae including assumed metal prices, metallurgical recovery, comparative smelter charges, likely losses, payable metals, etc. must be included.

Mineralized stope fill and stockpiles of mineralized material should be considered to be similar to in situ mineralization when reporting Mineral Resources and Mineral Reserves. Consequently the Qualified Person assessing the fill or stockpiles must use the basis of classification outlined in the CIM Standards. In most cases, the opinion of a mining engineer should be sought when making judgements about the mineability of fill, remnants and pillars. If there are not reasonable prospects for the eventual economic extraction of a particular portion of the fill or stockpile, this material cannot be classified as either Mineral Resources or Mineral Reserves. If some portion is currently sub-economic but there is a reasonable expectation that it will become economic, then this material may be classified as a Mineral Resource. Such stockpile material may include old dumps and tailings material. If technical and economic studies of at least a Preliminary Feasibility Study standard have demonstrated that economic extraction could reasonably be justified under realistically assumed conditions, the material may be classified as a Mineral Reserve.

The above guidelines apply equally to low grade in situ mineralization, sometimes referred to as ‘mineralized waste’ or ‘marginal grade material’, and often intended for stockpiling and treatment towards the end of mine life. For clarity of understanding, it is recommended that tonnage and grade estimates of such material be itemized separately in Technical Reports, although they may be aggregated with total Mineral Resource and Mineral Reserve figures.

Stockpiles are defined to include both surface and underground stockpiles, including broken ore in stopes, and can include ore currently in the ore storage system. Mineralized material being processed (including leaching), if reported, should be reported separately.

Mineralized remnants, shaft pillars and mining pillars which are potentially mineable are in situ mineralization and consequently are included in the CIM Standards definitions of Mineral Resources and Mineral Reserves. Mineralized remnants, shaft pillars and mining pillars which

16

are not potentially mineable must not be included in Mineral Resource and Mineral Reserve statements.

REPORTING OF COAL RESERVES

Coal resource and reserve estimates should conform to the definitions and guidelines on Paper 88-21 of the Geological Survey of Canada: “A Standardized Coal Resource/Reserve Reporting System for Canada”.

REPORTING OF INDUSTRIAL MINERALS

When reporting Mineral Resource and Mineral Reserve estimates relating to an industrial mineral site, the Qualified Person(s) must make the reader aware of certain special properties of these commodities. An Industrial Mineral is any rock, mineral or other naturally occurring substance of economic value, exclusive of metallic ores, mineral fuels and gemstones; that is one of the non-metallic minerals. To assist Qualified Persons, the following guidelines are presented.

The quality of industrial mineral deposits is typically measured by physical and/or chemical properties. The properties may be defined by standard industry specifications that must be considered in the classification of Mineral Resources and/or Mineral Reserves. Before a tonnage and quality and/or value per tonne estimate of an industrial mineral deposit can be classified as a Mineral Resource, there must be recognition by the Qualified Person preparing the tonnage and quality estimate that there is a viable market for the product or that a market can be reasonably developed.

Before any part of an industrial mineral deposit can be classified as a Mineral Reserve the Qualified Person preparing the tonnage and quality and/or value per tonne estimate must assure himself or herself that the mineral can be sold at a profit through review of specific and identifiable markets for the product.

When the quality of any industrial minerals is defined by standard industry specifications and these specifications are used to estimate the value of a tonne of product or products, the industry standard used must be identified. The methods for estimating the value must be explained.

17

REPORTING OF DIAMONDS AND GEMSTONES

Mineral Resource and Reserves estimates of diamonds or gemstones must conform to the definitions and guidelines found in “Reporting of Diamond Exploration Results, Identified Mineral Resources and Ore Reserves” published by the Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories.

Reports of diamonds or gemstones recovered from sampling programs must specify the number and total weight of stones (in carats for diamonds) recovered. Details of the type and size of samples which produced the diamonds must also be specified including the lower cut-ofsieve size and type of sieve used in the recovery. Of equal or greater importance to the total weight of diamonds is diamond value which depends on the colour, size, and proportion of gem and near gem quality of stones recovered. The weight of diamonds recovered may only be omitted from the report when the diamonds are less than 0.5 mm in size (i.e. when the diamonds recovered are microdiamonds).

For Technical Reports dealing with diamond or other gemstone mineralization, it is also a requirement of the CIM Standards that, ifa valuation(s) of a parcel of diamonds or gemstones is reported, the person(s) or organization valuing the parcel must be named in the report and their professional valuation experience, competency and independence must be stated. If a valuation of a parcel of diamonds is reported, the weight in carats and size range of the contained diamonds must be stated and the value of the diamonds must be estimated in US dollars per carat. If the valuation(s) is not independent, this must be clearly stated.

Diamond valuation is a highly specialized process and value can only be reliably estimated for large parcels (at least 2,000 carats) of diamonds from a single deposit. The reliability of valuations of parcels smaller than 2,000 carats decreases as the size of the parcels decreases to the point where valuations placed on a small number of diamonds from exploration samples are likely to be misleading.

18

TABLE 1

Table 1 is a checklist that may be used by Qualified Persons may use when estimating Mineral Resources and Mineral Reserves. Relevance and materiality are overriding principles that determine what information should be presented with the estimates. It is important to report any matters that might materially affect a reader’s understanding or interpretation of the results or estimates being reported

CHECKLIST FOR THE ESTIMATION OF MINERAL RESOURCES

Database integrity

Measures taken to ensure that data has not been corrupted by, for example, transcription or keying errors, between its initial collection and its use for Mineral Resource estimation purposes. Data validation and due diligence procedures used.

Geological interpretation

Nature of the data used and of any assumptions made. The effect, if any, of alternative interpretations on Mineral Resource estimation. The use of geology in guiding and controlling Mineral Resource estimation. The factors affecting continuity both of grade and geology.

Estimation and modelling techniques

The estimation technique(s) and key assumptions, including treatment of extreme grade values, interpolation parameters, maximum distance of extrapolation from data points, must be appropriate and consistent with best mineral industry practice The availability of check estimates, previous estimates and/or mine production records and whether the Mineral Resource estimate must take appropriate account of such data. The assumptions made regarding recovery of by-products. In the case of block model interpolation, the block size in relation to the average sample spacing and the search employed. Any assumptions behind modeling of selective mining units (eg. non-linear kriging). The process of validation, the checking process used, the comparison of model data to drillhole data, and use of reconciliation data if available. The software and version used for computer generated estimates should be identified. When computer techniques are used in Mineral Resource or Mineral Reserve estimation, verification by other techniques is required

Cut-off grades or parameters, and cutting of high assays

The basis of the cut-off grade(s) or quality parameters applied. If high values have been cut, the level of cutting must be explained and justified. The effect of cutting high grades on the Mineral Resource estimate must be discussed.

Mining factors or assumptions	Assumptions made regarding possible mining methods, minimum mining dimensions and internal (or, if applicable, external) mining dilution.
Metallurgical factors or assumptions	The basis for assumptions or predictions regarding metallurgical amenability.
Tonnage factors (in situ bulk densities)	The determination method used, the frequency of the measurements, the nature, size and representativeness of the samples must be stated.
Classification

The basis for the classification of the Mineral Resources into varying confidence categories. Appropriate account must be taken of al relevant factors. i.e. relative confidence in tonnage/grade estimations, confidence in continuity of geology and recoverable mineral and metal values, quality, quantity and distribution of the data. All Qualified Persons involved in a Mineral Resource estimate must sign off.

Audits or reviews	The results of any audits or reviews of Mineral Resource estimates.

a

ESTIMATION OF MINERAL RESERVES

Mineral Resource estimate for conversion to Mineral Reserves

Description of the Mineral Resource estimate used as a basis for the conversion to an Mineral Reserve. Clear statement as to whether the Mineral Resources are reported additional to, or inclusive of, the Mineral Reserves.

Cut-off grades or parameters

The basis of the cut-off grade(s) or quality parameters applied, including the basis, if appropriate, of equivalent metal formulae. The cut-off grade parameter may be economic value per block rather than mineral or metal grade.

Mining factors or assumptions

The method and assumptions used to convert the Mineral Resource to an Mineral Reserve. The choice of, the nature and the appropriateness of the selected mining method(s) and other mining parameters including associated design issues such as pre-strip, access, etc. The assumptions made regarding geotechnical parameters (eg. pit slopes, stope sizes, etc.), grade control and pre-production drilling. The major assumptions made and Mineral Resource model used for pit optimisation (if appropriate). The mining dilution factors, mining recovery factors, and minimum mining widths used and the infrastructure requirements of the selected mining methods. Results of bulk sampling and/or test mining must be reported.

Metallurgical and processing factors or assumptions

The metallurgical process proposed and the confirmation of the applicability of that process to the style of mineralization. Whether the metallurgical process is well-tested and metallurgical testwork undertaken and the metallurgical recovery factors applied. Any assumptions or allowances made for deleterious elements. The existence of any bulk sample or pilot scale testwork and the degree to which such samples are representative of the Mineral Reserve as a whole.

Cost and revenue factors

The derivation of, or assumptions made, regarding projected capital and operating costs. The assumptions made regarding revenue including head grade, metal or commodity price(s), exchange rates, transportation and treatment charges, penalties, etc The allowances made for royalties payable, both Government and private and, if material, taxes or sales restrictions. Comparisons of operating and capital costs with other similar operations should be made if appropriate.

Market assessment

The demand, supply and stock situation for the particular commodity, consumption trends and factors likely to affect supply and demand into the future. A customer and competitor analysis along with the identification of likely market windows for the product. Price and volume forecasts and the basis for these forecasts. For industrial minerals the customer specification, testing and acceptance requirements prior to a supply contract.

Others

The effect, if any, of natural risk, infrastructure, environmental, legal, marketing, social or governmental factors on the likely viability of a project and/or on the estimation and classification of the Mineral Reserves. The status of titles and approvals critical to the viability of the project, such as mining leases, discharge permits, government and statutory approvals.

Classification

The basis for the classification of the Mineral Reserves into varying confidence categories. The proportion of Probable Mineral Reserves which have been derived from Measured Mineral Resources (if any). Appropriate sign-off by all Qualified Persons involved in a Mineral Reserve estimate is required.

Audits or reviews	The results of any audits or reviews of Mineral Reserve estimates.

b

Table 1a

ADDITIONAL GUIDANCE FOR THE REPORTING OF SAMPLING TECHNIQUES AND DATA

CRITERIA	EXPLANATION
Drilling techniques

Drill type (eg. core, reverse circulation, cable tool rotary air blast, auger, etc.) and details (eg. core diameter, triple or standard tube, face-sampling bit or other type, etc.). Measures taken to maximize sample recovery and establish representative nature of the samples.

Logging

Core and chip samples must be logged to a level of detail to support appropriate Mineral Resource estimation, mining studies and processing/metallurgical studies. Logging must be quantitative in nature. Core (or trenching, channel etc.) photography. Logging must include where possible the collection of structural data (core samples, rock quality and description).

Drill sample recovery

Core and chip sample recoveries must be properly recorded and results assessed. Establish whether a relationship exists between sample recovery and grade and whether sample bias may have occurred due to preferential loss/gain of fine/coarse material.

Other sampling techniques	Nature and quality of sampling (eg. channel, random, chips etc.) and measures taken to establish sample representivity.

Sub-sampling techniques and sample preparation

If core, whether cut or sawn and whether quarter, half or all core taken. If non-core, whether riffled, tube sampled, rotary split etc. and whether sampled wet or dry. For all sample types, the nature, quality and appropriateness of the sample preparation technique. Quality control procedures adopted for all sub-sampling stages to maximise representivity of samples. Measures taken to establish that the sampling is representative of the in situ material collected. Confirmation that sample sizes are appropriate to the grain size of the material being sampled.

Quality of assay data and laboratory tests

The nature, quality and appropriateness of the assaying and laboratory procedures used and whether the technique is considered partial or total. Nature of quality assurance procedures adopted (eg. Standards, blanks, duplicates, external laboratory checks) and whether acceptable levels of accuracy (i.e. lack of bias) and precision have been established.

Verification of sampling and assaying	The verification of significant intersections by either independent or alternative company personnel. The use of twinned holes.
Location of data points

Accuracy and quality of surveys used to locate drill holes (collar and down-hole surveys), trenches, mine workings and other locations used in Mineral Resource estimation. Quality and adequacy of topographic control.

Data density and distribution

The data density and distribution must be sufficient to establish the degree of geological and grade continuity appropriate for the Mineral Resource and Mineral Reserve estimation procedure(s) and classifications applied. Whether sample compositing has been applied.

c

Table 1b

ADDITIONAL GUIDANCE FOR THE REPORTING OF EXPLORATION RESULTS

Mineral title and land tenure status

Type, reference name/number, location and ownership including agreements or material issues with third parties such as joint ventures, partnerships, overriding royalties, native title interests, historical sites, wilderness or national park and environmental settings. In particular the security of the tenure held at the time of reporting along with any known impediments to obtaining a licence to operate in the area.

Exploration work done by other parties	Acknowledgment and appraisal of previous exploration by other parties, previous audits, reviews and valuation reports.
Geology	Deposit type, geological setting and style of mineralization.
Data aggregation methods

Weighting averaging techniques, maximum and minimum grade truncations (ie. cutting of high grades) and cut-off grades are material and must be stated. Where aggregate intercepts incorporate short lengths of high grade results and longer lengths of low grade results, the procedure used for such aggregation must be stated and some typical examples of such aggregations should be shown in detail. Assumptions used for any use of metal equivalency and the date of the metal equivalency calculation must be clearly stated.

Diagrams	Where possible, maps and sections (with scales) and tabulations of intercepts should be included for any material discovery.
Other substantive exploration data

Other data, if meaningful and material, should be reported including (but not limited to): geological observations; geophysical survey results; geochemical survey results; bulk samples – size and method of treatment; metalurgical test results; bulk density, groundwater, geotechnical and rock characteristics; potential deleterious or contaminating substances.

a

Table 2

Exploration Best Practices Guidelines

Preamble: These guidelines have been prepared to assist the Qualified Person(s) in the planning and supervision of exploration programs which will be reported under National Instrument 43-101. Such exploration programs must be under the supervision of the Qualified Person who will be responsible and accountable for the planning, execution and interpretation of all exploration activity as well as the implementation of quality assurance programs and reporting. These guidelines are also recommended for use in the planning and execution of exploration programs which will not be reported under NI 43-101. This set of broad guidelines or “best practices” has been drawn up to ensure a consistently high quality of work that will maintain public confidence and assist securities regulators. The guidelines are not intended to inhibit the original thinking or application of new approaches, that are fundamental to successful mineral exploration.

Results should be summarized and reported in a Technical Report of good professional quality in accordance with the National Instrument 43-101 and Form 1 contained in that instrument.

All exploration work from which public reporting will ensue must be designed and carried out under the supervision of a Qualified Person (“QP”). A QP is defined in National Instrument 43-101 as an individual who is an engineer or geoscientist with at least five (5) years’ experience in mineral exploration, mine development, mine operation or project assessment, has experience relevant to the subject matter of the project or report and is a member in good standing of a recognized professional association.

1. Qualified Person

The Qualified Person may base the exploration program on such geological premises and interpretation of existing information as the QP(s) may decide and select such exploration methods and tools as the QP(s) may judge to be appropriate. In planning, implementing and supervising any exploration work, the Qualified Person should ensure that the practices followed are based on criteria that are generally accepted in the industry or that can reasonably be justified on scientific or technical grounds.

2. Geological Concept

The geological premise on which the exploration work is conducted including the deposit type, geological setting and style of mineralization sought, should be supported by relevant field data and a reasoned scientific approach.

3. Quality Assurance and Control

Throughout the process of mineral exploration, the QP(s) should ensure that a quality assurance program is in place and that any required quality control measures are implemented. Quality assurance programs should be systematic and apply to all types of data acquisition, across the full range of values measured and not only high or unusual results.

4. Exploration Methods & Data Collection

Field work is to be planned and implemented under the direct supervision of a QP(s). Data should be properly recorded and documented at appropriate scales. All data points should be accurately located with respect to known reference points. The QP(s) supervising this work should ensure that any work by employees, contractors or consultants is done by competent personnel and that appropriate quality assurance programs and security procedures are practised. Whenever several persons carry out similar duties or when the data has been collected over a period of time, care should be taken to ensure the quality and consistency of the data being used.

The exploration process including planning, mapping, sampling, sample preparation, sample security and analysis or testing should be accompanied by detailed record keeping setting out the procedures followed, the results obtained and the abbreviations used. In addition to paper records, digital storage is encouraged in a standard format on a reliable medium. A program of data verification should be in place to confirm the validity of exploration data that are entered into the database. A summary of records should be included in a periodic technical report produced and signed by the QP(s). Practices used should be well documented and justified.

5. Records and Data Verification

6. Sampling

The practices and procedures used in each sampling program should be appropriate for the objectives of the program. All sampling programs should be carried out in a careful and diligent manner using scientifically established sampling practices designed and tested to ensure that the results are representative and reliable. Samples should be collected under the supervision of a QP(s). Quality control programs appropriate to the type of sample and the mineralization should be planned and implemented. These programs should include such measures as external blanks, standards and duplicate samples. Where the volume of individual samples is reduced prior to shipping to a laboratory for analysis, appropriate reduction procedures to obtain representative subsamples should be applied and verified.

b

7. Drilling

The drilling method will be selected by a QP(s) and should be appropriate to the material being investigated, the objective of the program and local drilling conditions. The drill hole size selected should provide sufficient representative sample material for analysis and reference. Surface and downhole locational surveys should be undertaken using techniques appropriate for the hole size, angle and length of holes. A representative fraction of the drill sample material should be retained, however if material is not retained, the QP(s) should report and explain the reason for this decision.

Drill logs, forms or software specifically suited to the type of drilling, the particular geological situation, and the minerals being sought, should be used for detailed geological logging of core or cuttings. Logs should be appropriately detailed for the type of drilling being conducted, the geological setting, type of mineralization, and geotechnical conditions. Core or sample recoveries should be noted on the logs. Cross sections depicting basic geology and hole data, including correlation with surface geology and any nearby holes should be developed and updated as drilling proceeds. Any downhole geophysical information or other such surveys should also be kept with the drill log. A photographic record of the core is recommended, where appropriate.

8. Sample Security

The security of samples from sample acquisition to analysis is a vital component of the sampling process. Procedures should include the use of secure core logging, sampling, storage and preparation facilities, as appropriate, and the prompt, secure and direct shipping of samples to the laboratories. The QP(s) should endeavour to put in place the best security procedures practical, given the geographic and topographic conditions and the logistics created by the site location.

9. Sample Preparation

The selection of sample preparation procedures should be approved by the QP and should be appropriate to the material being tested, the elements being analyzed and should be subject to the security measures as stated above. All samples that are reduced or split should be processed in a manner such that the fraction analyzed or tested is as representative of the whole sample as possible. Representative fractions of the material to be analyzed or tested should be retained for an appropriate period of time, as decided by the QP. Quality control checks should be undertaken as determined by the QP.

10. Analysis and Testing

Analysis and testing of samples should be done by a reputable and preferably accredited laboratory qualified for the particular material to be analyzed or tested. The selection of a laboratory, testing or mineral processing facility and the analytical methods used will be the responsibility of the QP. The analytical methods chosen must be documented and justified. All analytical or test results should be supported by duly signed certificates or technical reports issued by the laboratory or testing facility and should be accompanied by a statement of the methods used. The reliability of the analytical and testing results should be measured using the results of the quality control samples inserted in the process by the QP. Duplicate analyses at other laboratories should be undertaken.

11. Interpretation	A comprehensive and ongoing interpretation of all the exploration data is an essential activity at all stages of the project and should be undertaken to assess the results of the work.

This interpretation should be based on all of the information collected to date, be systematic and thorough, describe and document the interpretation and discuss any information that appears at variance with the selected interpretation. The density of the exploration data should be critically assessed as to its ability to support the qualitative and quantitative conclusions.

12. Mineral Resource and Reserve Estimation

Estimation of a mineral resource and a mineral reserve are both fundamental steps in project development. The classification and categorization of these estimates must be done in accordance with National Instrument 43-101 and be prepared by a QP(s). The methods and parameters used in making these estimates should be in accordance with the principles generally accepted in Canada and should be presented and justified with the estimate A mineral resource can be estimated for material where the geological characteristics and the continuity are known or reasonably assumed and where there is the potential for production at a profit. Reserves can be estimated when a positive pre- feasibility or feasibility study as defined by NI 43-101 has established the technical, economic and other relevant factors that indicate that these resources can be produced at a profit. Reserve estimates should be based on input and information from a multidisciplinary team under the direction of QP(s).

c

13. Environment, Safety and Community Relations

All field work should be conducted in a safe, professional manner with due regard for the environment, the concerns of local communities and with regulatory requirements. An environmental program, including baseline studies, appropriate to the stage of the project should be carried out.

14. Recommendations

The interpretation and assessment of the program results at the end of each phase should determine if the program objectives have been met and if further work is justified. Any plan for further work should identify exploration targets, recommend an exploration program and present a budget and schedule. Any changes in working hypotheses and objectives should be recorded.

15. Technical Reporting	A comprehensive technical report signed by the QP(s) should be prepared on completion of a particular phase or stage of work following the format presented in Form 1 of the National Instrument 43-101.

d

APPENDIX B

Reference

Appendix B - Reference

Ackert, Jeffrey. Rapport d’activité 1998-1999 sur le permis Bondigui, Burkina Faso, Afrique de l’Ouest. Septembre 1999, 19 pages.

Ackert, Jeffrey. Rapport annuel 2000-2001. Permis Bondigui, Burkina Faso. Afrique de l’ouest. Novembre 2001, 35 pages.

Kerr, Dave. General Geology, Gold Mineralisation and Exploration Potential of the Intiédougou, Bondigui and Tomena Exploration Permits. Burkina Faso, West Africa. February 1999.

Marquis, Pascal. Mémo interne sur le contrôle de la qualité. Orezone Resources. Juin 2004.

Zongo, Richard. Permis Bondigui. Rapport annuel 2002-2003. Juillet 2003, 26 pages + Annexes et cartes.

APPENDIX C

Arrêté Ministériel

Appendix C – Arrêté ministériel

MINISTERE DBS MINES.		[ILLEGIBLE]
DES CARRIERES ET DE L’ENERGIE	[ILLEGIBLE]

SECRETARIAT GENERAL		Unitt - Progrés - Justice

DIRECTION GENERALE DES MINES,		090
DE LA GEOLOGIE ET DES CARRIERES

	Arrêté 2063	/MCB/SG/DGMGC
portant transfert du permis de recherche
«BONDIGUI» a la société OREZONE INC

LE MINISTRE DES MINES,

DES CARRIERES ET DE L’ENERGIE

VU                               la constitution;

VU                               la loi n° 031-2003/AN du 08 mai 2003 portant code minier au Burkina Faso;

VU                               le decret n° 2002- 204/PRES du Detain 2002 portant nomination du Premier Ministre;

VU                               le Decret n° 2002- 205/PRES/PM du 10 juin 2002 portant composition du Gouvernement du Burkina Faso;

VU                               le Decrctn° 2002-255/PRES/PM du 18juillet 2002 portant attributions des membres du Gouvernement;

VU                               le decret n° 2002/254/PRES/PM SGG- CM du 17 juillet 2002 portant organisation type des departements ministeriels;

VU                               le decret n° 2002-364 / PRES/ PM/MCE du 20 septembre 2002 portant organisation du Ministere des Mines, des Carrieres et de l’Energie;

VU                               le decret n° 96-419/PRES/PM/MEM du 13 Decembre 1996, portant fixation des droits sur les titres miniers au Burkina Faso;

VU                               le decret n° 98-464/PRES/PM/MEM/MEF du 26 Novembre 1998 portant modification de 1’article 9 du decret n° 96-419/PRES/PM/MEM du 13 decembre 1996 portant fixation des droits sur les titres miniers au Burkina Faso;

VU                               le decret n° 2000-629/PRES/PM/MCE du 30 decembre 2000 portant dispositions applicables a la gestion des titres miniers;

VU                               1’arrete n° 02-003/MCE/SG/DGMGC du 11 Janvier 2002 portant attributions, organisation et fonctionnement de la DGMGC;

VU                               les arretes d’application n°02/031/MCE/SG/DGMGC du 06/06/2002,

n°02/056/MCE/SG/DGMGC du 23/07/2002, n°02/057/MCE/SG/DGMGC du 23/07/2002, n°02/058/MCE/SG/DGMGC du 23/07/2002 du code minier;

VU                               Ia demande de EL Hadji BARRO Dianguinaba en date du 19 novembre 2003

ARRETE

ARTICLE 1:                                          D est transfere a la societe OREZONE INC. le permis de recherche «BONDIGUI» dans la province de la BOUGOURIBA, précédemment detenu par El Hadji BARRO Dianguinaba par arrete n°96-074/MEM/SG/DGMG/DG du 17 mai 1996 pour la recherche aurifere et des substances connexes.

ARTICLE 2:                                          Le permis couvre une superficie de 340 km*. II est definit par les points dont les coordonnées cartesiennes (X,Y) en UTM sont les suivantes :

		X	Y

A	:	431236	1216052

B	:	452236	1216014

C	:	443373	1197599

D	:	427675	1197630

ARTICLE 3:                                          La duree de validite du permis va jusqu’au 17/05/2006; II ne peut plus etre renouvele conformement aux dispositions legislatives et reglementaires en vigueur.

ARTICLE 4:                                          La societe OREZONE INC. beneficie des avantages douaniers et fiscaux figurant dans le code minier.

ARTICLE 5:                                          Les exonerations douanieres mentionnees a I’article 4 ci-dessus excluent les taxes pour les services rendus.

ARTICLE 6:                                          La societe OREZONE INC. est tenue de communiquer au Directeur General des Mines, de la Geologie et des Carrieres :

•         un rapport d’activites au terme de cheque trimestre calendaire et un rapport annuel d’activites sur les resultats des travaux de recherche de l’annee etablis selon les canevas definis par les dispositions de la section 3 de arrété portant dispositions applicable a la gestion des titres miniers;

•         le programme previsionnel de travail et le budget des depenses de l’annee suivante.

Elle fournira en outre:

1.      Tous les renseignements miniers recueillts sur le permis;

2.      Un rapport de synthese sur tous les travaux executes a la fin de chaque periode de validity du permis;

3.      Tous les echantillons geologiques et mineralogiques demandes par l’Administration des Mines.

ARTICLE 7:                            Sur l’ensemble du permis et durant toute sa periode de validite, il est interdit a la societe OREZONE INC. de mener des activities d’exploitation ou d’orpaillage.

ARTICLE 8:                            Toute transaction relative au permis de recherche est libre mais tous les documents relatifs a cette transaction doivent etre soumis au Ministre charge des Mines et en cas de realisation de plus value suite a cette transaction , elle doit etre notifiee a l’Administration fiscale s/c de l’Administration des Mines.

ARTICLE 9:                            Le non respect de la legislation miruére en vigueux est passible des sanctions prevues par les dispositions legates et reglementaires en la matiere, sans prejudice du retrait du benefice du code minier et/ou du permis de recherche.

ARTICLE I0:                        Le present arrété prend effet pour compter de sa date de signature et sera publié au journal Officiel du Faso.

Ouagadougou, le      06 DEC. 2003

[SEAL]

Abdoulaye [ILLEGIBLE]
Commandeur[ILLEGIBLE]

Ampliazions:

1-SP/CABINET

2- IGAME

4-DGMGC

2-BUMIGEB

1-DGO/MPB

1-DG1/MFB

9-OREZONE, INC.

1- HC/BOUGOURIBA

1-J.O.

[ILLEGIBLE]

APPENDIX D

QC Tables

Appendix D - QC Table

Number		Action
ending by	Type	Field	Prep. Facility

009	STD “X”	1	A
049	FD	2	B
050	CD	3	C
051	PD	3	D
081	BLK	3	E
121	STD “X”	1	A
155	FD	2	B
156	CD	3	C
157	PD	3	D
189	BLK	3	E
227	FD	2	B
228	CD	3	C
229	PD	3	D
244	BLK	3	E
269	STD “X”	1	A
301	FD	2	B
302	CD	3	C
303	PD	3	D
340	STD “X”	1	A
372	BLK	3	E
409	STD “X”	1	A
449	FD	2	B
450	CD	3	C
451	PD	3	D
481	BLK	3	E
521	STD “X”	1	A
555	FD	2	B
556	CD	3	C
557	PD	3	D
589	BLK	3	E
627	FD	2	B
628	CD	3	C
629	PD	3	D
644	BLK	3	E
669	STD “X”	1	A
701	FD	2	B
702	CD	3	C
703	PD	3	D
740	STD “X”	1	A
772	BLK	3	E
809	STD “X”	1	A
849	FD	2	B
850	CD	3	C
851	PD	3	D
881	BLK	3	E
921	STD “X”	1	A
955	FD	2	B
956	CD	3	C
957	PD	3	D
989	BLK	3	E

Type	Description

BLK	Sand
STD 1	Heap-leached metagabbro saprolite
STD 2	Pisolite
STD 3	Quartz vein material
STD 4	Essakane Arenite saprolite

N.B. Choose appropriate standard

Field action

1	Insert ticket, choose appropriate standard
2	Insert sample from previous ticket locality
3	Insert ticket

Preparation facility action

A	Insert STD “X” as instructed
B	Normal procedure
C	If necessary, crush FD and split prior to pulverization, else D
D	Split pulverized sample
E	Insert BLK as instructed

APPENDIX E

Block Model Attributes

Appendix E – Block Model Attributes

Name	Variable
Density	Specific Gravity
Au – gpt	Au g/t Uncut
Au-Cut	Au g/t With Values Capped at 20 g/t
Oxcode	Oxide = 1
Transit = 2
Primary = 3

APPENDIX F

Photos

Appendix F - Photographs

Drill Hole Collar

Core Boxes at Camp Site

RC Drill Sample Bags Stored at Site

Sample preparation at Camp site

Sample Pulverization at QPS

Samples to be shipped to Transworld Laboratory